SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of August, 2014

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Start of part 5 of 5

MCEV financial statements

MCEV financial statements

Consolidated income statement - MCEV basis
For the six month period ended 30 June 2014

	Reviewed 6 months 2014 £m	Restated1 Reviewed 6 months 2013 £m		Restated1 Audited Full Year 2013 £m
		Continuing Operations	Discontinued Operations2	Continuing Operations	Discontinued Operations2
Operating profit/(loss) before tax attributable to shareholders' profits
United Kingdom & Ireland	545	475	-	921	-
Europe	608	598	-	1,088	-
Asia	117	69	-	252	-
Other3	2	-	-	(2)	-
Long-term business from continuing operations (note F3)	1,272	1,142	-	2,259	-
United States2	-	-	111	-	272
General insurance and health (note F5)4	405	423	-	777	-
Fund management (note F6)5	12	15	22	29	31
Other operations (note F7)6	(46)	(40)	(2)	(76)	(4)
Market operating profit/(loss)	1,643	1,540	131	2,989	299
Corporate centre	(64)	(72)	-	(150)	-
Group debt costs and other interest	(235)	(251)	(6)	(502)	(9)
Operating profit/(loss) before tax attributable to shareholders' profits	1,344	1,217	125	2,337	290
Integration and restructuring costs (note F8)	(40)	(163)	(2)	(354)	(3)
Operating profit/(loss) before tax attributable to shareholders' profits after integration and restructuring costs	1,304	1,054	123	1,983	287
Adjusted for the following:
Economic variances on long-term business	113	590	279	1,627	452
Short-term fluctuation in return on investments on non-long-term business	165	(306)	-	(336)	-
Economic assumption changes on general insurance and health business	(67)	27	-	33	-
Impairment of goodwill	(24)	(86)	-	(86)	-
Amortisation and impairment of intangibles	(37)	(46)	(6)	(99)	(9)
Profit on the disposal and remeasurement of subsidiaries; joint ventures and associates7	55	164	91	155	808
Exceptional items (note F9)	(236)	-	-	(242)	-
Non-operating items before tax	(31)	343	364	1,052	1,251
Profit/(loss) before tax attributable to shareholders' profits	1,273	1,397	487	3,035	1,538
Tax on operating profit	(344)	(386)	(23)	(778)	(83)
Tax on other activities	(19)	(66)	(94)	(297)	(182)
	(363)	(452)	(117)	(1,075)	(265)
Profit/(loss) after tax	910	945	370	1,960	1,273
Profit/(loss) from discontinued operations	-	370		1,273
Profit/(loss) for the period	910	1,315		3,233

Attributable to:
Equity shareholders' of Aviva plc	767	1,036		2,745
Non-controlling Interest	143	279		488
	910	1,315		3,233
Earnings/(loss) per share
Basic (pence per share)	25.4p	34.5p		90.4p
Diluted (pence per share)	25.0p	34.0p		89.3p

Continuing operations - Basic (pence per share)	25.4p	21.9p		47.1p
Continuing operations - Diluted (pence per share)	25.0p	21.6p		46.6p

1 The income statement and other primary MCEV financial statements have been restated as set out in note F1 - Basis of preparation.
2    Discontinued operations represent the results of the US Life and related internal asset management business (US Life) until the date of disposal (2 October 2013). From 1 January 2013, the US Life operations were reported within non-covered business on an IFRS basis. For further details, see note F1 - Basis of preparation

3 Includes UK retail fund management business, which transferred from UK Life to Aviva Investors on 9 May 2014. In comparative periods this was included in UK Life.
4    Excludes the results of the UK and Singapore health businesses now included in covered business. These results are included within the long-term MCEV operating earnings consistent with the MCEV methodology.

5    Excludes the proportion of the results of Aviva Investors fund management businesses and other fund management operations within the Group that arise from the provision of fund management services to our life businesses.
      These results, in the current period and for continuing operations in the comparative periods, are included within the long-term business MCEV operating earnings consistent with the MCEV methodology. Operating earnings for
      US fund management, in the comparative periods as part of discontinued operations, are included in this line item.

6    Excludes the proportion of the results of subsidiaries providing services to the long-term business as well as the retail fund management business in the UK. These results are included within the long-term MCEV operating earnings consistent with the MCEV methodology.

7    Includes profit or loss in respect of both re-measurement of held for sale operations to expected fair value less cost to sell; and completion of the disposal of held for sale operations. The current period included profit or loss on completion of the sale of Eurovita and Korea. The comparative period includes the profit or loss on completion of the sale of the US business, Aseval, Ark Life, Russia, Romanian pensions and Malaysia; and the held for sale re-
      measurement of Eurovita and Korea.

Consolidated statement of comprehensive income - MCEV basis
For the six month period ended 30 June 2014
	Reviewed 6 months 2014 £m	Restated1 Reviewed 6 months 2013 £m	Restated1 Audited Full Year 2013 £m
Profit for the period from continuing operations	910	945	1,960
Profit/(loss) for the period from discontinued operations2	-	370	1,273
Total profit for the period	910	1,315	3,233

Other comprehensive income from continuing operations:
Items that may be reclassified subsequently to income statement
Foreign exchange rate movements	(424)	485	(4)
Aggregate tax effect - shareholders tax on items that may be reclassified subsequently to the income statement	7	(20)	(6)

Items that will not be reclassified to income statement
Remeasurement of pension schemes	387	(294)	(674)
Aggregate tax effect - shareholders tax on items that will not be reclassified subsequently to the income statement	(67)	65	125
Other comprehensive income, net of tax from continuing operations	(97)	236	(559)
Other comprehensive income, net of tax from discontinued operations2	-	(206)	(319)
Total other comprehensive income, net of tax	(97)	30	(878)
Total comprehensive income for the period from continuing operations	813	1,181	1,401
Total comprehensive income for the period from discontinued operations2	-	164	954
Total comprehensive income for the period	813	1,345	2,355

Attributable to:
Equity shareholders of Aviva plc	737	970	1,819
Non-controlling Interests	76	375	536
	813	1,345	2,355

1 The income statement and other primary MCEV financial statements have been restated as set out in note F1 - Basis of preparation.
2    Discontinued operations represent the results of the US Life and related internal asset management business (US Life) until the date of disposal (2 October 2013). From 1 January 2013, the US Life operations were reported within       non-covered business on an IFRS basis. For further details, see note F1 - Basis of preparation

Consolidated statement of changes in equity - MCEV basis
For the six month period ended 30 June 2014

	Reviewed 6 months 2014 £m	Restated1 Reviewed 6 months 2013 £m	Restated1 Audited Full Year 2013 £m
Balance at 1 January	17,428	16,999	16,999
Total comprehensive income for the period	813	1,345	2,355
Dividends and appropriations Capital contributions from non-controlling interests	(302) -	(290) -	(538) 1
Share of dividends declared in the period applicable to non-controlling interests	(96)	(75)	(134)
Transfer to (loss)/profit on disposal of subsidiaries, joint ventures and associates	(16)	(175)	(820)
Non-controlling interest in (disposed)/acquired subsidiaries	(56)	(497)	(497)
Shares acquired by employee trusts	-	-	(32)
Shares distributed by employee trusts	1	3	5
Reserves credit for equity compensation plans	21	23	37
Aggregate tax effect - shareholder tax	4	4	52
Total equity	17,797	17,337	17,428
Non-controlling interests	(2,124)	(2,100)	(2,203)
Balance at 30 June / 31 December	15,673	15,237	15,225

1 The income statement and other primary MCEV financial statements have been restated as set out in note F1 - Basis of preparation.

Consolidated statement of financial position - MCEV basis
As at 30 June 2014

	Reviewed 30 June 2014 £m	Restated1 Reviewed 30 June 2013 £m	Restated1 Audited 31 December 2013 £m
Assets
Goodwill	1,364	1,504	1,476
Acquired value of in-force business and other intangible assets	965	1,095	1,068
Additional value of in-force long-term business2	6,244	5,973	6,411
Interest in, and loans to, joint ventures	1,226	1,237	1,200
Interest in, and loans to, associates	362	265	267
Property and equipment	286	395	313
Investment property	8,647	9,832	9,451
Loans	22,967	24,225	23,879
Financial investments	197,607	193,470	194,027
Reinsurance assets	7,551	6,907	7,220
Deferred tax assets	112	234	244
Current tax assets	117	89	76
Receivables	7,526	8,477	7,476
Deferred acquisition costs and other assets	3,677	3,417	3,051
Prepayments and accrued income	2,721	2,826	2,635
Cash and cash equivalents	23,584	27,662	26,131
Assets of operations classified as held for sale	149	41,712	3,113
Total assets	285,105	329,320	288,038
Equity3
Capital
Ordinary share capital	736	736	736
Preference share capital	200	200	200
	936	936	936
Capital reserves
Share premium	1,165	1,165	1,165
Merger reserve	3,271	3,271	3,271
	4,436	4,436	4,436
Shares held by employee trusts	(11)	(9)	(31)
Other reserves2	127	1,437	371
Retained earnings	3,138	1,581	2,348
Additional retained earnings on an MCEV basis2	5,665	5,474	5,783
Equity attributable to shareholders of Aviva plc3	14,291	13,855	13,843
Direct capital instruments and fixed rate tier 1 notes	1,382	1,382	1,382
Non-controlling interests2	2,124	2,100	2,203
Total equity	17,797	17,337	17,428
Liabilities
Gross insurance liabilities	110,980	113,060	110,555
Gross liabilities for investment contracts	115,563	113,285	116,058
Unallocated divisible surplus	8,923	6,569	6,713
Net asset value attributable to unitholders	9,463	12,340	10,362
Provisions	871	1,079	984
Deferred tax liabilities	624	551	563
Current tax liabilities	54	130	116
Borrowings	6,944	8,254	7,819
Payables and other financial liabilities	11,418	13,769	11,945
Other liabilities	2,329	1,826	2,472
Liabilities of operations classified as held for sale	139	41,120	3,023
Total liabilities	267,308	311,983	270,610
Total equity and liabilities	285,105	329,320	288,038

1    The income statement and other primary MCEV financial statements have been restated as set out in note F1 - Basis of preparation. The statement of financial position has been restated following the adoption of amendments to '
      IAS32: Financial Instruments: Presentation'. Refer to notes B2 and F1 for further information. There is no impact on the total equity for any period presented herein as a result of the IAS32 restatement.

2    The summarised consolidated statement of financial position presented above is unaltered from the corresponding IFRS summarised consolidated statement of financial position with the exception of the following: Adding the excess of the Life MCEV, including non-controlling interests, over the corresponding Life IFRS net assets represented as the additional value of in-force long-term business; and reflecting this excess within equity as additional retained profit on an MCEV basis and other reserves, with corresponding adjustments to non-controlling interest.

3    The presentation of equity has changed compared to that published in the MCEV disclosures at HY13. The new presentation is consistent with that used in the IFRS financial statements. This line now represents equity attributable to all shareholders, including preference shareholders.

Reconciliation of shareholders' equity on IFRS and MCEV bases
As at 30 June 2014

	Reviewed 6 months 2014 £m			Restated1 Reviewed 6 months 2013 £m			Restated1 Audited Full Year 2013 £m
	IFRS	Adjustment	MCEV	IFRS	Adjustment	MCEV	IFRS	Adjustment	MCEV
Share capital2	936	-	936	936	-	936	936	-	936
Capital reserves	4,436	-	4,436	4,436	-	4,436	4,436	-	4,436
Shares held by employee trusts	(11)	-	(11)	(9)	-	(9)	(31)	-	(31)
Other reserves3	258	(131)	127	1,532	(95)	1,437	475	(104)	371
Retained earnings	3,138	-	3,138	1,581	-	1,581	2,348	-	2,348
Additional retained earnings on an MCEV basis	-	5,665	5,665	-	5,474	5,474	-	5,783	5,783
Equity attributable to shareholders of Aviva plc2	8,757	5,534	14,291	8,476	5,379	13,855	8,164	5,679	13,843
Direct capital instruments and fixed rate tier 1 notes	1,382	-	1,382	1,382	-	1,382	1,382	-	1,382
Non-controlling Interests	1,414	710	2,124	1,506	594	2,100	1,471	732	2,203
Total equity	11,553	6,244	17,797	11,364	5,973	17,337	11,017	6,411	17,428

1 The income statement and other primary MCEV financial statements have been restated as set out in note F1 - Basis of preparation.
2    The presentation of equity has changed compared to that published in the MCEV disclosures at HY13. The new presentation is consistent with that used in the IFRS financial statements. This line now represents equity attributable to all shareholders, including preference shareholders.

3 The adjustment to "Other reserves" relates to the movement in AFS securities.

Reconciliation of IFRS total equity to Life MCEV
As at 30 June 2014

	Reviewed 6 months 2014 £m			Restated1 Reviewed 6 months 2013 £m			Restated1 Audited Full Year 2013 £m
	Life and related businesses	General business and other	Group	Life and related businesses	General business and other	Group	Life and related businesses	General business and other	Group
Total assets included in the IFRS statement of financial position	249,575	29,286	278,861	291,269	32,078	323,347	251,547	30,080	281,627
Liabilities of the long-term business	(238,372)	-	(238,372)	(279,116)	-	(279,116)	(240,145)	-	(240,145)
Liabilities of the general insurance and other businesses	-	(28,936)	(28,936)	-	(32,867)	(32,867)	-	(30,465)	(30,465)
Total equity on an IFRS basis	11,203	350	11,553	12,153	(789)	11,364	11,402	(385)	11,017
Equity of general insurance and other businesses included in Life MCEV2	218	(218)	-	207	(207)	-	232	(232)	-
Additional value of in-force long-term business	6,244	-	6,244	5,973	-	5,973	6,411	-	6,411
Total equity on a MCEV basis	17,665	132	17,797	18,333	(996)	17,337	18,045	(617)	17,428
Notional allocation of IAS 19 pension fund surplus to long-term business3	(338)			(258)			(170)
Life net assets on IFRS basis4	-			(1,288)			-
Goodwill and intangible assets allocated to long-term business5	(561)			(631)			(581)
Life MCEV (gross of non-controlling interests)	16,766			16,156			17,294
Non-controlling interests	(1,457)			(1,424)			(1,538)
Life MCEV (net of non-controlling interests)	15,309			14,732			15,756

1 The income statement and other primary MCEV financial statements have been restated as set out in note F1 - Basis of preparation.
2 Refers to the IFRS equity of the UK and Singapore health businesses now included in covered business.
3    The value of the Aviva Staff Pension Scheme surplus has been notionally allocated between segments, based on current funding. Within the long-term business net assets on an MCEV basis, the Life proportion has been included. The pension fund surplus notionally allocated to long-term business is net of the agreed funding borne by the UK with-profit funds.

4    At HY13 this represents the results of the US Life and related internal asset management business (US Life) until the date of disposal (2 October 2013). From 1 January 2013, the US Life operations were reported within non-covered business on an IFRS basis. For further details, see note F1 - Basis of preparation.

5    Goodwill and intangible assets includes amounts related to associated undertakings and joint ventures and are after adjustments reflected in the additional value of in-force long-term business in the consolidated statement of financial position. At HY14, there is no adjustment to impair goodwill and intangible assets compared to IFRS (HY13: £13 million, FY13: £28 million). In aggregate, the goodwill and intangibles on an MCEV basis is £120 million
      (HY13: £113 million, FY13: £125 million) lower than on an IFRS basis, allowing for exchange rate movements. Refer to the next table for goodwill allocated to long-term business on an IFRS basis.

Reconciliation of IFRS total equity to MCEV net worth
As at 30 June 2014

	Reviewed 30 June 2014 £m	Restated1 Reviewed 30 June 2013 £m	Restated1 Audited 31 December 2013 £m
Net assets on a statutory IFRS net basis	11,553	11,364	11,017
Adjusting for general business and other net assets on a statutory IFRS net basis	(350)	789	385
Life and related businesses net assets on a statutory IFRS net basis	11,203	12,153	11,402
Adjustment for Life net assets on an IFRS basis	-	(1,288)	-
Equity of general insurance and other businesses included in Life MCEV	218	207	232
Goodwill and other intangibles	(681)	(744)	(706)
Acquired value of in-force business	(112)	(155)	(132)
Adjustment for share of joint ventures and associates	13	(7)	(7)
Adjustment for assets to regulatory value net of tax	(446)	125	(52)
Adjustment for DAC and DIR net of tax	(1,091)	(1,051)	(1,069)
Adjustment for differences in technical provisions	41	(694)	(335)
Other accounting and tax differences	1,246	442	825
MCEV net worth (gross of non-controlling interests)	10,391	8,988	10,158
MCEV value of in-force (gross of non-controlling interests)2	6,375	7,168	7,136
MCEV (gross of non-controlling interests)	16,766	16,156	17,294
Non-controlling interests	(1,457)	(1,424)	(1,538)
MCEV (net of non-controlling interests)	15,309	14,732	15,756

1 The income statement and other primary MCEV financial statements have been restated as set out in note F1 - Basis of preparation.
2    Comprises PVFP of £8,949 million (30 June 2013: £9,752 million; 31 December 2013: £9,595 million), FC of £(566) million (30 June 2013: £(509) million; 31 December 2013: £(532) million), CNHR of £(972) million (30 June
      2013: £(1,171) million; 31 December 2013: £(1,021) million) and TVOG of £(1,036) million (30 June 2013: £(904) million; 31 December 2013: £(906) million).

For 30 June 2013, the adjustment for life net assets on an IFRS basis reflects the inclusion of the US operations on an IFRS basis within non-covered but related to life business.

Group MCEV analysis of earnings
For the six month period ended 30 June 2014

Net of tax & non-controlling interests Reviewed 30 June 2014	Covered business1,4 £m A	Non-covered but related to life business2 £m B	Total life business3 £m A+B	Non-covered relating to non-life £m C	Total non-covered business4 £m B+C	Total £m A+B+C
Opening Group MCEV	14,990	599	15,589	(898)	(299)	14,691
Opening Adjustments5	766	-	766	(232)	(232)	534
Adjusted opening Group MCEV	15,756	599	16,355	(1,130)	(531)	15,225
Operating MCEV earnings	880	-	880	5	5	885
Non-operating MCEV earnings	(192)	(27)	(219)	101	74	(118)
Total MCEV earnings	688	(27)	661	106	79	767
Other movements in IFRS net equity	-	168	168	159	327	327
Capital and dividend flows	(818)	-	(818)	526	526	(292)
Foreign exchange variances	(281)	(13)	(294)	(63)	(76)	(357)
Acquired/divested business	(36)	26	(10)	13	39	3
Closing Group MCEV	15,309	753	16,062	(389)	364	15,673
Direct capital instruments and fixed rate tier 1 notes						(1,382)
Equity attributable to shareholders of Aviva plc on an MCEV basis						14,291

1 Covered business represents the business that the MCEV calculations cover, as detailed in note F1 - Basis of preparation. The embedded value is presented net of non-controlling interests and tax.
2    Non-covered but related to life business represents the adjustments to the MCEV, including goodwill, to calculate the long-term business net assets on an MCEV basis. An analysis of net assets on an MCEV basis gross of non-
      controlling interests is provided in the table "Reconciliation of IFRS total equity to Life MCEV" above.

3 Net assets for the total life businesses on an MCEV basis presented net of non-controlling interests.
4    Covered business includes an adjustment for held for sale and disposed operations through the acquired/divested business line which is reflected as non-operating earnings for non-covered business, consistent with where the profit would arise on completion of the sale.

5 Represents the restatement as explained in note F1 - Basis of preparation.

Net of tax & non-controlling interests Restated1 Reviewed 30 June 2013	Covered business2,5 £m A	Non-covered but related to life business3 £m B	Total life business4 £m A+B	Non-covered relating to non-life £m C	Total non-covered business5 £m B+C	Total £m A+B+C
Opening Group MCEV	14,941	1,175	16,116	(2,100)	(925)	14,016
Opening Adjustments6	(162)	1,058	896	(210)	848	686
Adjusted opening Group MCEV	14,779	2,233	17,012	(2,310)	(77)	14,702
Operating MCEV earnings	744	94	838	(6)	88	832
Non-operating MCEV earnings	209	186	395	(191)	(5)	204
Total MCEV earnings	953	280	1,233	(197)	83	1,036
Other movements in IFRS net equity	-	(417)	(417)	(67)	(484)	(484)
Capital and dividend flows	(774)	23	(751)	316	339	(435)
Foreign exchange variances	337	108	445	(27)	81	418
Acquired/divested business	(563)	(217)	(780)	780	563	-
Closing Group MCEV	14,732	2,010	16,742	(1,505)	505	15,237
Direct capital instruments and fixed rate tier 1 notes						(1,382)
Equity attributable to shareholders of Aviva plc on an MCEV basis7						13,855

1 The income statement and other primary MCEV financial statements have been restated as set out in note F1 - Basis of preparation.
2 Covered business represents the business that the MCEV calculations cover, as detailed in note F1 - Basis of preparation. The embedded value is presented net of non-controlling interests and tax.
3    Non-covered but related to life business represents the adjustments to the MCEV, including goodwill, to calculate the long-term business net assets on an MCEV basis. An analysis of net assets on an MCEV basis gross of non-
      controlling interests is provided in the table "Reconciliation of IFRS total equity to Life MCEV" above. Note that US Life disposed in 2013, was part of non-covered but related to life business with effect from 1 January 2013.

4 Net assets for the total life businesses on an MCEV basis presented net of non-controlling interests.
5    Covered business includes an adjustment for held for sale and disposed operations through the acquired/divested business line which is reflected as non-operating earnings for non-covered business, consistent with where the profit would arise on completion of the sale.

6    For covered business and non-covered relating to non-life business, this represents the restatement as explained in F1 - Basis of preparation. For non-covered but related to life business, this represents the transfer of the held for sale US life operations from covered business to non-covered business.

7    The presentation of equity has changed compared to that published in the MCEV disclosures at HY13. The new presentation is consistent with that used in the IFRS financial statements. This line now represents equity attributable to all shareholders, including preference shareholders.

Net of tax & non-controlling interests Restated1 Audited 31 December 2013	Covered business2,5 £m A	Non-covered but related to life business3 £m B	Total life business4 £m A+B	Non-covered relating to non-life £m C	Total non-covered business5 £m B+C	Total £m A+B+C
Opening Group MCEV	14,941	1,175	16,116	(2,100)	(925)	14,016
Opening Adjustments6	(162)	1,058	896	(210)	848	686
Adjusted opening Group MCEV	14,779	2,233	17,012	(2,310)	(77)	14,702
Operating MCEV earnings	1,525	195	1,720	(115)	80	1,605
Non-operating MCEV earnings	533	149	682	458	607	1,140
Total MCEV earnings	2,058	344	2,402	343	687	2,745
Other movements in IFRS net equity	-	(585)	(585)	(285)	(870)	(870)
Capital and dividend flows	(614)	16	(598)	(698)	(682)	(1,296)
Foreign exchange variances	90	1	91	(147)	(146)	(56)
Acquired/divested business	(557)	(1,410)	(1,967)	1,967	557	-
Closing Group MCEV	15,756	599	16,355	(1,130)	(531)	15,225
Direct capital instruments and fixed rate tier 1 notes						(1,382)
Equity attributable to shareholders of Aviva plc on an MCEV basis7						13,843

1 The income statement and other primary MCEV financial statements have been restated as set out in note F1 - Basis of preparation.
2 Covered business represents the business that the MCEV calculations cover, as detailed in note F1 - Basis of preparation. The embedded value is presented net of non-controlling interests and tax.
3    Non-covered but related to life business represents the adjustments to the MCEV, including goodwill, to calculate the long-term business net assets on an MCEV basis. An analysis of net assets on an MCEV basis gross of non-
      controlling interests is provided in the table "Reconciliation of IFRS total equity to Life MCEV" above. Note that US Life, disposed in 2013, was part of non-covered but related to life business with effect from 1 January 2013.

4 Net assets for the total life businesses on an MCEV basis presented net of non-controlling interests.
5    Covered business includes an adjustment for held for sale and disposed operations through the acquired/divested business line which is reflected as non-operating earnings for non-covered business, consistent with where the profit would arise on completion of the sale.

6    For covered business and non-covered relating to non-life business, this represents the restatement as explained in note F1 - Basis of preparation. For non-covered but related to life business, this represents the transfer of the held for sale US life operations from covered business to non-covered business.

7    The presentation of equity has changed compared to that published in the MCEV disclosures at HY13. The new presentation is consistent with that used in the IFRS financial statements. This line now represents equity attributable to all shareholders, including preference shareholders.

Page 121

F1 - Basis of preparation

The consolidated income statement and consolidated statement of financial position on pages 114 to 117 present the Group's results and financial position for the covered life and related businesses on the Market Consistent Embedded Value (MCEV) basis and for its non-covered businesses and non-covered but related to life businesses on the International Financial Reporting Standards (IFRS) basis.
      The MCEV methodology adopted is in accordance with the MCEV Principles© published by the CFO Forum in October 2009 with the exception of stating held for sale operations at their expected fair value, as represented by expected sale proceeds, less cost to sell.
      The CFO Forum MCEV Guidance is not adopted in a number of respects:
■ Guidance 2.1 requires that covered business includes contracts regarded as long-term life insurance business.  However, for the comparative periods the US operations are not included in the covered business from 1 January
        2013 as, from this date MCEV was not used to manage the business due to the planned sale of the operation, which was completed on 2 October 2013.

■ Guidance 17.3.29 indicates that changes to models to reflect improvements or rectify errors should be included in the 'other operating variances' line in the analysis of earnings. Where possible, such model refinements have been reported in the analysis of earnings on the line where the impact would have occurred in order to provide better information when considering assumption changes/experience variances over multiple reporting periods.

■ Guidance 17.3.32 and 17.3.47 indicates that, when a company has more than one geographical area of operation, the business classifications disclosed should be consistent with those used for the IFRS financial statements. While
        MCEV results have been aligned with Aviva's management structure the classifications have been presented at a more aggregated level than those segments presented in the Group's IFRS financial statements.

The directors consider that the MCEV methodology gives useful insight into the drivers of financial performance of the Group's life and related businesses. This basis values future cash flows from assets consistently with market prices, including explicit allowance for the impact of uncertainty in future investment returns and other risks. Embedded value is also consistent with the way pricing is assessed and the business is managed.
      The results for our half year report have been reviewed by our auditors, PricewaterhouseCoopers LLP.  The PricewaterhouseCoopers LLP report in respect of the half-year can be found on page 156.

Copyright © Stichting CFO Forum Foundation 2008

MCEV restatement and methodology changes
During 2013 Aviva underwent a review of its interpretation of the MCEV Principles, to ensure its on-going relevance as a key metric in both external reporting and in management decision making, and to ensure that Aviva's MCEV results are reported consistently with the way that the business is managed. Input from a wide variety of different sources, including competitors, our external actuarial consultants and individual business units, were used in this review. This review suggested two areas where it would be appropriate to change Aviva's current practice; the extension of covered business and changes to the derivation and application of the liquidity premium. These changes have been introduced from 1 January 2014 onwards. The effect of these changes have been applied to prior periods and therefore comparatives have been restated accordingly.

Extension of Covered Business
It is appropriate for covered business to include short term life insurance, long term accident and health insurance as well as any mutual fund and short term healthcare, where these contracts are managed on a long-term basis. Therefore the definition of covered business has been extended to include the following product lines:
■ UK retail fund management business;
■ UK health business; and
■ Singapore guaranteed renewable health business.

As these product lines remain classified as short-term business under IFRS:
■ Investment sales for UK retail fund management are now included in both investment sales (see note E8) and MCEV PVNBP; and
■ Premiums for health business in the UK and Singapore are now included in both IFRS Net Written Premium (see note E11) and MCEV PVNBP.

We note that comparatives for Singapore are not affected until the second half of 2013 when the product terms and conditions were changed, resulting in new business or business renewing after 1 July 2013 to be included as covered business.

F1 - Basis of preparation continued

Liquidity Premium
The CEIOPS (now EIOPA) Task Force on Liquidity Premium issued a set of Principles dated 1 March 2010 on the application of the liquidity premium.  Principle 2 states that "The liquidity premium should be independent of the investment strategy followed by the company". In agreement with this, Aviva has removed the requirement for the liquidity premium to only apply to those liabilities backed by corporate bonds or certain illiquid non-traded assets (notably UK commercial mortgages). As a consequence an optimised notional portfolio is assumed which can include the actual assets backing the liabilities.
      The approach to estimating the market level of liquidity premium is set out in F19. For assets valued on a marked to model basis (notably UK commercial mortgages) the liquidity premium continues to be estimated consistently with the underlying valuation model. For all other assets, the formula structure proposed by the CFO / CRO Forum and adopted in the Solvency II Fifth Quantitative Impact Study (QIS 5) is adopted.
      The application of the liquidity premium has also been extended to apply to participating business, and the adjustment to annuity type contracts exposed to some lapse risk (15% reduction to the market level of liquidity premium) has been removed. An adjustment factor is now applied to the market level of liquidity premium to reflect the degree to which the liabilities are illiquid. The adjustment applied to various product lines is as follows:
■ 100% of full liquidity premium applied to Immediate Annuities, UK Bulk Purchase Annuities and Spanish cash flow matched business such as Financial Annuities;
■ 75% of full liquidity premium applied to participating contracts (both UK and Continental European types) and deferred annuities; and
■ 0% of full liquidity premium applied to all other products.

Restatement Impacts
The impact of both the extension of scope and liquidity premium change on the key metrics is shown in the table below.

	Restated Half year 2013		Restated Full year 2013
£m	Extension of scope	Liquidity Premium Change	Extension of scope	Liquidity Premium Change
Gross of tax and non-controlling interests
Value of New Business	13.1	11.9	45.3	20.7
MCEV Operating Earnings	30.2	(89.5)	70.0	(127.3)
MCEV Total Earnings	41.6	(65.8)	110.2	(346.4)

Net of tax and non-controlling interests
Operating Capital Generation	5.8	-	5.1	-
Opening MCEV	373	523	373	523
MCEV Operating Earnings	23.3	(20.5)	57.3	(32.4)
MCEV Total Earnings	32.0	(42.1)	88.3	(201.7)
Closing MCEV	393.1	470.7	445.9	319.6

IFRS Restatement of prior period figures
Restatements of IFRS financial statements have been consistently reflected in Group MCEV financial statements. These reflect:
■ The Group has adopted amendments to IAS 32 Financial Instruments: Presentation that became effective as of 1 January 2014. These amendments clarify the meaning of 'current legally enforceable right to set-off' and '
        simultaneous realisation and settlement' in assessing whether related financial assets and liabilities should be offset and presented net in the statement of financial position. The application of the amendments has resulted in the grossing up of certain financial assets and financial liabilities in the statement of financial position that were previously reported net. The amendments to IAS 32 have been applied retrospectively in accordance with the transitional provisions of the standard. There is no impact on the profit or loss and equity for any periods presented. For further information, see note B2 of the IFRS financial statements at 30 June 2014.

Covered business
The MCEV calculations cover the following lines of business unless specifically noted below:
■ Life insurance;
■ Long-term health and accident insurance;
■ Short-term health business in the UK and Singapore managed on a long term basis (introduced 1 January 2014);
■ Savings and annuity business;
■ Managed pension fund business;
■ Equity release business in the UK; and
■ UK retail fund management business (introduced 1 January 2014).

From 1 January 2014, health business managed as long term business in the UK and Singapore and retail fund management business in the UK are classified as long-term covered business under MCEV. In the IFRS financial statements, however, these contracts remain classified as short-term business. Guaranteed renewable health business in Singapore remains to be treated as long term business locally.
      Effective 9 May 2014, the UK's retail fund management business was sold to Aviva Investors by UK Life. As this business is now also included within covered business, the MCEV balance sheet value of this business at 30 June 2014 is disclosed in the "Other" operating segment (where Aviva Investors is presented) while remaining in the "United Kingdom and Ireland" operating segment for the comparative periods. In the consolidated income statement, the first 4 months profit or loss is included in the "United Kingdom and Ireland" operating segment with the remaining 2 months in the "Other" operating segment.

F1 - Basis of preparation continued

Covered business includes that written by the Group's life insurance subsidiaries as well as the Group's share of certain life and related business written in our associated undertakings and joint ventures, including India, China, Turkey, Malaysia (until disposal in April 2013), Taiwan and South Korea (until disposal in June 2014). In addition, the results of Group companies providing significant administration, fund management and other services and of Group holding companies have been included to the extent that they relate to covered business. Together these businesses are referred to as "Life and related businesses". For Group MCEV reporting, which includes general insurance and other non-covered business, US operations were included on an IFRS basis for the comparative period.

Held for Sale operations
Aviva's methodology adopts the MCEV Principles published by the CFO Forum in October 2009 with the exception of stating held for sale operations at their expected fair value less cost to sell in the consolidated statement of financial position.
      It is considered that the CFO Forum MCEV Principles were designed to define the approach to valuing covered business on an ongoing basis and do not explicitly define the appropriate treatment of covered business operations that are held for sale. For these operations, where a sale price is known with relative certainty, the directors believe it is reasonable to value the shareholders' interest as the expected fair value less cost to sell thus reflecting the expected value upon completion of the transaction.
      There are no held for sale operations included in life covered business at 30 June 2014. Certain life covered operations classified as held for sale in the comparative periods, consistent with the IFRS classification, were sold or reclassified during 2014, as detailed in note F19. In the comparative periods, the life covered MCEV for the held for sale operations was adjusted within the value of in force business and this adjustment was reported in the analysis of earnings through the acquired/divested business line (31 December 2013: £35 million, 30 June 2013: £25 million). Comparative periods have been adjusted to allow for the impact of the MCEV restatement on the held for sale values. The adjustment reflects the amount needed to align the contribution to shareholder equity with the expected fair value less cost to sell, and there was no impact to the life and related business MCEV operating profits and total earnings.
      In line with the preparation of the consolidated statement of financial position - MCEV basis, the assets and liabilities of held for sale operations are stated at the IFRS values with any differences in measurement on an MCEV basis reflected in the additional value of in-force long term business.
      Within other disclosures where applicable, held for sale operations in the comparative periods are excluded, reflecting that these operations are stated at expected fair value less cost to sell. Further details are provided against each applicable disclosure.

Treatment of US Operations
Following the classification of the United States business as held for sale on 21 December 2012, the US was re-measured to expected fair value less cost to sell, in line with treatment of other Held for Sale businesses, as described above. This resulted in an increase to the closing life MCEV at 31 December 2012 of £1,095 million to £1,058 million. This adjustment was reported in the analysis of earnings through the acquired/divested line, and hence there was no impact to the life and related business MCEV operating profits and total earnings.  No adjustment has been made to the closing life MCEV at 31 December 2012 in relation to the MCEV restatement.
      From 1 January 2013 the results for the held for sale operations in the US were not included within the covered business as MCEV was not used to manage this business.  For Group MCEV reporting, which includes general insurance and other non-covered business, the US operations were included prior to sale on an IFRS basis within non-covered but related to life business.  The transfer to non-covered but related to life business was reported as an 'opening adjustment' in both the Group MCEV and covered business analysis of earnings.  There was no impact to the total earnings from the transfer as the US operations were reported on both an IFRS and MCEV basis at the sale price less cost to sell. The sale of the Aviva US business completed on 2 October 2013 and the transaction proceeds received were based on the estimated earnings and other improvements in statutory surplus over the period from 30 June 2012 to 30 September 2013. The final purchase price is subject to customary completion adjustments. The process to agree completion adjustments is on-going and is expected to complete in the second half of 2014. Until the outcome of this process is known there remains uncertainty on the final determination of the completion adjustment.
The transaction resulted in a profit on disposal of £808 million in 2013, reflecting management's best estimate of the completion adjustment.

New business premiums
New business premiums include:
■ premiums arising from the sale of new contracts during the period;
■ non-contractual additional premiums; and
■ expected renewals on new contracts and expected future contractual alterations to new contracts.

The Group's definition of new business under MCEV includes contracts that meet the definition of "non-participating investment" contracts under IFRS.
      For products sold to individuals, premiums are considered to represent new business where a new contract has been signed, or where underwriting has been performed. Renewal premiums include contractual renewals, non-contractual variations that are reasonably predictable and recurrent single premiums that are pre-defined and reasonably predictable.

F1 - Basis of preparation continued
For group products, new business includes new contracts and increases to aggregate premiums under existing contracts. Renewal premiums are based on the level of premium received during the reporting period and allow for premiums expected to be received beyond the expiry of any guaranteed premium rates.

Life and pensions operating earnings
For life and pensions operating earnings, Aviva uses normalised investment returns. The use of asset risk premia reflects management's long-term expectations of asset returns in excess of the swap yield from investing in different asset classes.
      The normalised investment return on equities and property has been calculated by reference to the ten-year swap rate in the relevant currency plus an appropriate risk premium. The expected return on bonds has been calculated by reference to the swap rate consistent with the duration of the backing assets in the relevant currency plus an appropriate risk margin (expected return is equivalent to the gross redemption yield less an allowance for defaults).
      The expected existing business contribution (in excess of reference rate) is calculated using the start of period implied discount rate (IDR), which itself is based on the normalised investment returns. The methodology applies the IDR to the Value of In Force (VIF) and Required Capital (RC) components of the MCEV and adds to this the total expected return for Free Surplus (FS) to derive the total expected return, in a manner consistent with that previously used under European Embedded Value reporting. This total is presented as the expected existing business contribution (reference rate), expected existing business contribution (in excess of reference rate) and expected return on shareholders' net worth (grossed up for tax for pre-tax presentation), with only the excess contribution being impacted by the approach. For businesses where the IDR is unpublished, the expected return in excess of the reference rate is calculated as the excess of the real world equivalent embedded value (EqEV) over the MCEV amortised over the average duration of the portfolio. The approach to expected return has no impact on total return or on the closing balance sheet.

MCEV methodology
Overview
Under the MCEV methodology, profit is recognised as it is earned over the life of products defined within covered business. The total profit recognised over the lifetime of a policy is the same as under the IFRS basis of reporting, but the timing of recognition is different.

Calculation of the embedded value
The shareholders' interest in the life and related businesses is represented by the embedded value. The embedded value is the total of the net worth of the life and related businesses and the value of in-force covered business. Calculations are performed separately for each business and are based on the cash flows of that business, after allowing for both external and intra-Group reinsurance. Where one life business has an interest in another, the net worth of that business excludes the interest in the dependent company.
      The embedded value is calculated on an after-tax basis applying current legislation and practice together with future known changes. Consistent with CFO Forum guidance issued in 2012, no explicit allowance has been made for the developing European regulation regime (Solvency II) and associated consequences. Where gross results are presented, these have been calculated by grossing up post-tax results at the full rate of corporation tax for each country based on opening period tax rates, apart from the UK, where a 20% tax rate was used for 2014 for grossing up (2013: 23%; 2012: 24%).

Net worth
The net worth is the market value of the shareholders' funds and the shareholders' interest in the surplus held in the non-profit component of covered business, determined on a statutory solvency basis and adjusted to add back any non-admissible assets, and consists of the required capital and free surplus.
      Required capital is the market value of assets attributed to the covered business over and above that required to back liabilities for covered business, for which distribution to shareholders is restricted. Required capital is reported net of implicit items permitted on a local regulatory basis to cover minimum solvency margins which are assessed at a local entity level. The level of required capital for each business unit is generally set equal to the highest of:
■ The level of capital at which the local regulator is empowered to take action;
■ The capital requirement of the business unit under the Group's economic capital requirements; and
■ The target capital level of the business unit;
where "highest of" is assessed as the basis yielding the lowest level of free assets.

This methodology reflects the level of capital considered by the directors to be appropriate to manage the business, and includes any additional shareholder funds not available for distribution, such as the reattributed inherited estate in the UK. The same definition of required capital is used for both existing and new business except in certain entities in Italy and Spain where new business reflects the targeted capital level which better reflects the capital requirements of the new business. The total required capital for the entities in question is still based on the overall biting constraint. There is a true-up within economic variances for the difference between calculating the new business required capital on a target rather than economic capital basis, where the latter is the biting constraint.
      The level of required capital across the business units expressed as a percentage of EU minimum solvency margin (or equivalent) can be found in note F19.
      The free surplus is the market value of any assets allocated to, but not required to support, the in-force covered business at the valuation date.

F1 - Basis of preparation continued

Value of in-force covered business (VIF)
The value of in-force covered business consists of the following components:
■ present value of future profits;
■ time value of financial options and guarantees;
■ frictional costs of required capital; and
■ cost of residual non-hedgeable risks.

Present value of future profits (PVFP)
This is the present value of the distributable profits to shareholders arising from the in-force covered business projected on a best estimate basis.
      Distributable profits generally arise when they are released following actuarial valuations. These valuations are carried out in accordance with any local statutory requirements designed to ensure and demonstrate solvency in long-term business funds. Future distributable profits will depend on experience in a number of areas such as investment return, discontinuance rates, mortality, administration costs, as well as management and policyholder actions. Releases to shareholders arising in future years from the in-force covered business and associated required capital can be projected using assumptions of future experience.
      Future profits are projected using best estimate non-economic assumptions and market consistent economic assumptions. In principle, each cash flow is discounted at a rate that appropriately reflects the riskiness of that cash flow, so higher risk cash flows are discounted at higher rates. In practice, the PVFP is calculated using the "certainty equivalent" approach, under which the reference rate is used for both the investment return and the discount rate. This approach ensures that asset cash flows are valued consistently with the market prices of assets without options and guarantees. Further information on the risk-free rates is given in note F19.
      The PVFP includes the capitalised value of profits and losses arising from subsidiary companies providing administration, investment management and other services to the extent that they relate to covered business. This is referred to as the "look through" into service company expenses. In addition, expenses arising in holding companies that relate directly to acquiring or maintaining covered business have been allowed for. Where external companies provide services to the life and related businesses, their charges have been allowed for in the underlying projected cost base.

Time value of financial options and guarantees (TVOG)
The PVFP calculation is based on a single (base) economic scenario; however, a single scenario cannot appropriately allow for the effect of certain product features. If an option or guarantee affects shareholder cash flows in the base scenario, the impact is included in the PVFP and is referred to as the intrinsic value of the option or guarantee; however, future investment returns are uncertain and the actual impact on shareholder profits may be higher or lower. The value of in-force business needs to be adjusted for the impact of the range of potential future outcomes. Stochastic modelling techniques can be used to assess the impact of potential future outcomes, and the difference between the intrinsic value and the total stochastic value is referred to as the time value of the option or guarantee.
      Stochastic modelling typically involves projecting the future cash flows of the business under thousands of economic scenarios that are representative of the possible future outcomes for market variables such as interest rates and equity returns. Under a market consistent approach, the economic scenarios generated reflect the market's tendency towards risk aversion. Allowance is made, where appropriate, for the effect of management and/or policyholder actions in different economic conditions on future assumptions such as asset mix, bonus rates and surrender rates.
      Stochastic models are calibrated to market yield curves and volatility levels at the valuation date. Tests are performed to confirm that the scenarios used produce results that replicate the market price of traded instruments.
      Where evidence exists that persistency rates are linked to economic scenarios, dynamic lapse assumptions are set that vary depending on the individual scenarios. This cost is included in the TVOG. Dynamic lapses are modelled for parts of the UK, Italian, French and Spanish businesses. Asymmetries in non-economic assumptions that are linked to economic scenarios, but that have insufficient evidence for credible dynamic assumptions, are allowed for within mean best estimate assumptions.

Frictional costs of required capital
The additional costs to a shareholder of holding the assets backing required capital within an insurance company rather than directly in the market are called frictional costs. They are explicitly deducted from the PVFP. The additional costs allowed for are the taxation costs and any additional investment expenses on the assets backing the required capital. The level of required capital has been set out above in the net worth section.
      Frictional costs are calculated by projecting forwards the future levels of required capital in line with drivers of the capital requirement. Tax on investment return and investment expenses are payable on the assets backing required capital, up until the point that they are released to shareholders.

Cost of residual non-hedgeable risks (CNHR)
The cost of residual non-hedgeable risks (CNHR) covers risks not already allowed for in the time value of options and guarantees or the PVFP. The allowance includes the impact of both non-hedgeable financial and non-financial risks. The most significant risk not included in the PVFP or TVOG is operational risk.
      Asymmetric risks allowed for in the TVOG or PVFP are described earlier in the basis of preparation. No allowance has been made within the cost of non-hedgeable risk for symmetrical risks as these are diversifiable by investors.

F1 - Basis of preparation continued

New business tax
Where the present value of future profits is negative, tax on new business is applied at the full corporation rate and consequential movements in the value of any associated deferred tax asset is included as a variance within existing business operating return. This treatment, in both the current and comparative periods, only applied to certain entities in Italy.

Participating business
Future regular bonuses on participating business are projected in a manner consistent with current bonus rates and expected future market-consistent returns on assets deemed to back the policies.
      For with-profit funds in the UK and Ireland, for the purpose of recognising the value of the estate, it is assumed that terminal bonuses are increased to exhaust all of the assets in the fund over the future lifetime of the in-force with-profit policies. However, under stochastic modelling there may be some extreme economic scenarios when the total assets in the Group's with-profit funds are not sufficient to pay all policyholder claims. The average additional shareholder cost arising from this shortfall has been included in the TVOG.
      For profit-sharing business in continental Europe, where policy benefits and shareholder value depend on the timing of realising gains, the apportionment of unrealised gains between policyholders and shareholders reflect contractual requirements as well as existing practice. Under certain economic scenarios where additional shareholder injections are required to meet policyholder payments, the average additional cost has been included in the TVOG.

Consolidation adjustments
The effect of transactions between the Group's life companies such as loans and reinsurance arrangements have been included in the results split by territory in a consistent manner. No elimination is required on consolidation.
      During 2014, UK Annuities (UKA) and UK General Insurance (UK GI) have entered into a quota share reinsurance arrangement with Aviva International Insurance Limited (AII). Both treaties have an effective date of 1 January 2014 covering 10% of the UKA business and 5% of the UK GI business. The impact of this arrangement has been reflected within the Group MCEV results.
      As the MCEV methodology incorporates the impact of profits and losses arising from subsidiary companies providing administration, investment management and other services to the Group's life companies, the equivalent profits and losses have been removed from the relevant segment (other operations or fund management) and are instead included within the results of life and related businesses. In addition, the underlying basis of calculation for these profits has changed from the IFRS basis to the MCEV basis.
      The capitalised value of the future profits and losses from such service companies are included in the embedded value and value of new business calculations for the relevant business, but the net assets (representing historical profits and other amounts) remain under other operations or fund management. In order to reconcile the profits arising in the financial period within each segment with the assets on the opening and closing statement of financial positions, a transfer of IFRS profits from life and related business to the appropriate segment is deemed to occur. An equivalent approach has been adopted for expenses within our holding companies.
      The assessments of goodwill, intangibles and pension schemes relating to life insurance business utilise the IFRS measurement basis with any required adjustment reflected in the additional value of the in force long-term business in the consolidated statement of financial position.

Exchange rates
The Group's principal overseas operations during the period were located within the Eurozone and Poland.
      The results and cash flows of these operations have been translated at the average rates for that period and the assets and liabilities have been translated at the period end rates. Please refer to note F19.

F2 - Development of MCEV

The life covered MCEV (net of tax and minority interest) is £15,309 million, a decrease of £447 million in the period from the restated opening MCEV of £15,756 million. This movement comprises operating earnings of £880 million in the six months, economic variances of £4 million and exceptional items of £(196) million, resulting in total MCEV earnings of £688 million. Dividends and other capital flows from the covered business reduce MCEV by £818 million and a reduction in acquired/divested business of £36 million, primarily due to the sale of Eurovita in Italy and Woori Aviva Life in South Korea. Exchange rate impacts also reduce closing MCEV by £281 million.

	6 months 2014 £m	Restated1 Reviewed 6 months 2013 £m	Restated1 Audited Full year 2013 £m

Present value of new business premiums (gross of tax & non-controlling interests)	12,630	11,462	23,177
New business margins (gross of tax & non-controlling interests)	3.5%	3.7%	3.9%

Value of new business	444	426	904
Expected returns	632	651	1,291
Experience variances	6	(28)	75
Operating assumption changes	109	(8)	(142)
Other operating variances	81	101	131
Operating earnings (gross of tax & non-controlling interests)	1,272	1,142	2,259

Economic variances	113	590	1,627
Other non-operating variances	(248)	(21)	(308)
Non-operating earnings (gross of tax & non-controlling interests)	(135)	569	1,319

1 The comparative periods have been restated as set out in note F1 - Basis of preparation.

Please note that all comparative figures quoted in this note relate to restated results for continuing operations only.

Profitability (gross of tax and non-controlling interests)
Operating earnings at HY14 are £1,272 million (HY13: £1,142 million) and total MCEV earnings are £1,137 million (HY13:£1,711 million)

New Business
VNB has increased by 4% to £444 million (HY13: £426 million) primarily driven by increases in Asia and Europe which more than offset the lower VNB in the UK. In Asia increases are due to increased sales in protection business in China and the extension of covered business to include Singapore's healthcare business. The increase in France reflects higher volumes and a shift in product mix towards higher margin unit-linked products, and in Poland, is primarily due to increased sales of higher margin unit-linked protection business and the one-off impact of higher volume of Lithuanian pension business, due to regulatory changes. In the UK, the reduction in VNB is driven by difficult trading in the individual annuity market due to recent Budget announcements which is partially offset by an increase in volumes of bulk purchase annuities and increased volumes and margins on equity release and protection. New business volumes increased by 10% to £12,630 million (HY13: £11,462 million) on a PVNBP basis, principally driven by higher volumes across most European businesses and products (other than individual annuities in the UK) due to the improved economic environment. Margins have fallen slightly as the increase in margin on European business is more than offset by the falling margin on UK annuities.

Expected Return
The total expected return has fallen to £632 million (HY13: £651 million). Expected return from existing business was £521 million (HY13: £544 million) and expected return on shareholders' net worth was £111 million (HY13: £107 million). The reduction from HY13 is principally driven by a fall in the expected return in Italy and Spain, partially offset by an increase in France and UK.  In Italy and Spain expected return includes an anticipated release of allowances for guarantees in the opening MCEV. This allowance was significantly lower at the start of 2014 than at the start of 2013, reflecting the narrowing of credit spreads over 2013, and therefore reduces expected return. There is an increase in the expected return in the UK as the opening MCEV at the start of 2014 is higher than the start of 2013 due to a higher volume of business in force. In France the increased expected return in 2014 is driven by a higher opening MCEV value at the start of 2014 and higher earnings over 2013.

Experience Variances, Operating Assumption Changes and Other Operating Variances
Experience variances and operating assumption changes total £115 million (HY13: £(36) million). The increase in operating assumption changes is driven by expense savings in the UK as a result of continuing restructuring and process improvements, reducing the current and long-term cost base. Experience variances are minimal at HY14. During the first half of 2013 negative experience variances and operating assumption changes reflected the strengthening of persistency assumptions in Spain following the poor short-term experience in our joint ventures.
      Other operating variances of £81 million (HY13: £101 million) primarily reflect the change in terms and conditions on some of Asia's healthcare business in Singapore, so that it is now included as covered business and, the impact of prior period adjustments in Asia and France.

F2 - Development of MCEV continued
Non-operating earnings
Non-operating earnings in the period were £(135) million ( HY13: £569 million)
      Economic variances of £113 million (HY13: £590 million) occurred due to benefits in the Eurozone and Poland, offset by negative economic impacts in Asia, and to a lesser extent, in the UK. In the Eurozone, investment gains driven by falling yields are more than offsetting any increase in the cost of guarantees. Falling interest rates in Poland have increased unit-linked assets under management and therefore future fund management fees. In Asia, falling risk-free rates are increasing the cost of guarantees in China and Korea (prior to sale) while in the UK, the benefit of falling risk-free rates and narrowing spreads on the annuity book has been more than offset by the decrease in liquidity premium.
      Other non-operating variances are £(248) million (HY13: £(21) million) primarily driven by the UK where pension legislation changes have resulted in lower future management charges levied on auto-enrolment pension funds, and Poland, due to a reduction in expected future pension contributions receivable following legislation changes.

F3 - Geographical analysis of life MCEV operating earnings

The table below presents the components of the life and pensions MCEV earnings. These components are calculated using the economic assumptions as at the start of the year (in-force business) or start of the quarter or more frequently (new business) and operating (demographic and expenses) assumptions as at the end of the period.

Gross of tax and non-controlling interests 6 months 2014	UK & Ireland £m	Europe £m	Asia £m	Other £m	Total £m
Value of new business	183	193	66	2	444
Earnings from existing business
- expected existing business contribution (reference rate)	91	70	10	-	171
- expected existing business contribution (in excess of reference rate)	154	183	13	-	350
	245	253	23	-	521
Experience Variances
- maintenance expense	11	2	(1)	-	12
- project and other related expenses	(28)	-	(1)	-	(29)
- mortality/morbidity	(9)	6	(2)	-	(5)
- lapses	(16)	4	-	-	(12)
- other	33	4	4	(1)	40
	(9)	16	-	(1)	6
Operating assumption changes:
- maintenance expense	100	6	3	-	109
- project and other related expenses	-	-	-	-	-
- mortality/morbidity	-	1	-	-	1
- lapses	-	4	-	-	4
- other	(5)	-	-	-	(5)
	95	11	3	-	109
Expected return on shareholders' net worth	35	70	5	1	111
Other operating variances	(4)	65	20	-	81
Operating earnings before tax and non-controlling interests	545	608	117	2	1,272
Economic variances					113
Other non-operating variances					(248)
Earnings before tax and non-controlling interests					1,137
Tax on operating earnings					(320)
Tax on other activities					10
Earnings after tax and before non-controlling interests					827

Please refer to F2 for analysis of the components of MCEV earnings.

F3 - Geographical analysis of life MCEV operating earnings continued

Gross of tax and non-controlling interests Restated1 6 months 2013	UK & Ireland £m	Europe £m	Asia £m	Other £m	Total £m
Value of new business	226	158	42	-	426
Earnings from existing business
- expected existing business contribution (reference rate)	110	63	10	-	183
- expected existing business contribution (in excess of reference rate)	114	241	6	-	361
	224	304	16	-	544
Experience Variances
- maintenance expense	7	(6)	(2)	-	(1)
- project and other related expenses2	(25)	(1)	(7)	-	(33)
- mortality/morbidity	2	5	1	-	8
- lapses3	(17)	3	(1)	(1)	(16)
- other	10	2	2	-	14
	(23)	3	(7)	(1)	(28)
Operating assumption changes:
- maintenance expense	(1)	-	-	-	(1)
- project and other related expenses	-	-	-	-	-
- mortality/morbidity4	(3)	1	12	-	10
- lapses5	-	(25)	1	-	(24)
- other	7	-	-	-	7
	3	(24)	13	-	(8)
Expected return on shareholders' net worth	37	62	7	1	107
Other operating variances6	8	95	(2)	-	101
Operating earnings before tax and non-controlling interests	475	598	69	-	1,142
Economic variances					590
Other non-operating variances					(21)
Earnings before tax and non-controlling interests					1,711
Tax on operating earnings					(309)
Tax on other activities					(179)
Earnings after tax and non-controlling interests					1,223

1 The comparative periods have been restated as set out in note F1 - Basis of preparation.
2 Within the UK project and other related expenses reflect higher than expected expenditure on development of systems and processes.
3    At HY13 persistency experience remained volatile across most of our business, in part reflecting the wider economic circumstances. Positive lapse variance in Europe reflected increased lapses on businesses with guarantees in
      Italy.

4 Morbidity assumptions were updated in Korea.
5 Persistency assumptions include an additional short term provision in Spain reflecting adverse experience in the joint ventures.
6 Other operating variances reflect management actions taken to reduce guarantees on existing business in Italy and France.

F3 - Geographical analysis of life MCEV operating earnings continued

Gross of tax and non-controlling interests Restated1 Full Year 2013	UK & Ireland £m	Europe £m	Asia £m	Other £m	Total £m
Value of new business	477	323	104	-	904
Earnings from existing business:
- expected existing business contribution (reference rate)	190	128	19	-	337
- expected existing business contribution (in excess of reference rate)	246	462	22	-	730
	436	590	41	-	1,067
Experience Variances
- maintenance expense	17	(16)	-	1	2
- project and other related expenses2	(84)	(7)	4	-	(87)
- mortality/morbidity	35	6	9	1	51
- lapses3	27	43	(5)	-	65
- other	32	5	7	-	44
	27	31	15	2	75
Operating assumption changes:
- maintenance expense4	120	(127)	27	(4)	16
- project and other related expenses	16	-	-	-	16
- mortality/morbidity5	35	20	12	(1)	66
- lapses6	(125)	(75)	(2)	-	(202)
- other7	(73)	36	(1)	-	(38)
	(27)	(146)	36	(5)	(142)
Expected return on shareholders' net worth	87	122	14	1	224
Other operating variances8	(79)	168	42	-	131
Operating earnings before tax and non-controlling interests	921	1,088	252	(2)	2,259
Economic variances9					1,627
Other non-operating variances10					(308)
Earnings before tax and non-controlling interests					3,578
Tax on operating earnings					(599)
Tax on other activities					(446)
Earnings after tax and before non-controlling interests					2,533

1 The comparative periods have been restated as set out in note F1 - Basis of preparation.
2 Within the UK project and other related expenses reflect higher than expected expenditure on development of systems and processes.
3 Persistency experience saw an improvement at FY13 in most of our businesses reflecting a more stable economic outlook.
4    UK maintenance expense assumption change is primarily driven by the capitalisation of the benefit of recent expense reductions. In Europe the negative impact of expense assumption change relates primarily to France, following a review of expense allocation.

5 Positive mortality/morbidity operating assumption changes primarily reflect a change to annuitant assumptions in the UK.
6    Despite the positive experience variances due to short term provision releases in the UK, there is a negative impact from lapse assumptions changes, primarily due to the strengthening of the assumptions on early retirement. The negative impact in Europe is a result of strengthening of long - term persistency assumptions primarily in Poland.

7 Other UK assumption changes reflect the change in the assumed level of non-hedgeable risks. In Europe other assumption changes relate to a reduction in the guaranteed annuity take up rate in Italy.
8    Other operating variances include management actions taken to reduce guarantees on existing business in Italy and France. In the UK and Ireland this is due to management actions enhancing benefits to with-profits policyholders.

9 Favourable economic variances are mainly driven by narrowing credit spreads in UK and across European markets.
10 Other non-operating variances include the pension legislation change in Poland, dividend tax in France, offset by change of corporate tax in UK.

Page 132

F3 - Geographical analysis of life MCEV operating earnings continued

Net of tax and non-controlling interests 6 months 2014	UK & Ireland £m	Europe £m	Asia £m	Other £m	Total £m
Value of new business	147	112	53	1	313
Earnings from existing business
- expected existing business contribution (reference rate)	73	44	8	-	125
- expected existing business contribution (in excess of reference rate)1	123	105	10	-	238
	196	149	18	-	363
Experience variances
- maintenance expense	9	2	(1)	-	10
- project and other related expenses2	(23)	-	-	-	(23)
- mortality/morbidity	(7)	3	(2)	-	(6)
- lapses	(13)	2	-	-	(11)
- other3	27	1	3	(1)	30
	(7)	8	-	(1)	-
Operating assumption changes:
- maintenance expense4	80	5	2	-	87
- project and other related expenses	-	-	-	-	-
- mortality/morbidity	-	1	-	-	1
- lapses	-	3	-	-	3
- other	(4)	-	-	-	(4)
	76	9	2	-	87
Expected return on shareholders' net worth	28	36	4	1	69
Other operating variances5	(3)	34	17	-	48
Operating earnings after tax and non-controlling interests	437	348	94	1	880
Economic variances6					4
Other non-operating variances7					(196)
Earnings after tax and non-controlling interests					688

1 The expected existing business contribution (in excess of the reference rate) for Europe is lower at HY14 compared to HY13 as the release of the allowance for guarantees in Italy is lower.
2 Within the UK, project and other related expenses reflect higher than expected expenditure on development of systems and processes.
3 There are a number of items impacting other experience variances in the UK, most notably a reduction in reserves arising from a review of systems and processes.
4 Positive maintenance expense operating assumption changes in the UK are driven by continuing restructuring and process improvements, reducing the current and long-term cost base.
5    Other operating variances include management actions taken to change terms and conditions on some of Asia's healthcare business in Singapore. In Europe, other operating variances are driven by prior period adjustments in
      France.

6 Economic variances, driven by overall favourable impacts in the Eurozone and Poland offset by negative impacts in Asia, and to a lesser extent, UK.
7    Other non-operating variances are driven by the impact of pension legislation changes in the UK, resulting in lower future management charges levied on auto-enrolment pension funds, and legislation changes in Poland, due to a reduction in expected future pension contributions received following legislation changes.

Net of tax and non-controlling interests Restated1 6 months 2013	UK & Ireland £m	Europe £m	Asia £m	Other £m	Total £m
Value of new business	174	91	35	-	300
Earnings from existing business
- expected existing business contribution (reference rate)	84	43	8	-	135
- expected existing business contribution (in excess of reference rate)	88	122	5	-	215
	172	165	13	-	350
Experience variances
- maintenance expense	6	(2)	(1)	-	3
- project and other related expenses2	(19)	(1)	(6)	-	(26)
- mortality/morbidity	2	3	1	-	6
- lapses3	(13)	2	(1)	-	(12)
- other	7	2	1	-	10
	(17)	4	(6)	-	(19)
Operating assumption changes:
- maintenance expenses	(1)	-	-	-	(1)
- project and other related expenses	-	-	-	-	-
- mortality/morbidity4	(2)	-	10	-	8
- lapses5	-	(9)	1	-	(8)
- other	6	-	-	-	6
	3	(9)	11	-	5
Expected return on shareholders' net worth	30	29	6	-	65
Other operating variances6	6	39	(2)	-	43
Operating earnings after tax and non-controlling interests	368	319	57	-	744
Economic variances					225
Other non-operating variances					(16)
Earnings after tax and before non-controlling interests					953

1 The comparative periods have been restated as set out in note F1 - Basis of preparation.
2 Within the UK project and other related expenses reflect higher than expected expenditure on development of systems and processes.
3    At HY13 persistency experience remained volatile across most of our business, in part reflecting the wider economic circumstances. Positive lapse variance in Europe reflected increased lapses on businesses with guarantees in Italy.

4 Morbidity assumptions were updated in Korea.
5 Persistency assumptions include an additional short term provision in Spain reflecting adverse experience in the joint ventures.
6 Other operating variances reflect management actions taken to reduce guarantees on existing business in Italy and France.

F3 - Geographical analysis of life MCEV operating earnings continued

Net of tax and non-controlling interests Restated1 Full Year 2013	UK & Ireland £m	Europe £m	Asia £m	Other £m	Total £m
Value of new business	368	183	85	-	636
Earnings from existing business
- expected existing business contribution (reference rate)	148	85	15	-	248
- expected existing business contribution (in excess of reference rate)	189	235	17	-	441
	337	320	32	-	689
Experience variances
- maintenance expense	13	(6)	-	1	8
- project and other related expenses2	(65)	(4)	3	-	(66)
- mortality/morbidity	27	4	7	-	38
- lapses3	21	25	(4)	-	42
- other	25	6	6	-	37
	21	25	12	1	59
Operating assumption changes:
- maintenance expenses4	93	(74)	24	(2)	41
- project and other related expenses	12	-	-	-	12
- mortality/morbidity5	27	14	9	(1)	49
- lapses6	(96)	(44)	(2)	-	(142)
- other7	(55)	17	(1)	-	(39)
	(19)	(87)	30	(3)	(79)
Expected return on shareholders' net worth	67	58	11	1	137
Other operating variances8	(64)	111	36	-	83
Operating earnings after tax and non-controlling interests	710	610	206	(1)	1,525
Economic variances9					718
Other non-operating variances10					(185)
Earnings after tax and non-controlling interests					2,058

1 The comparative periods have been restated as set out in note F1 - Basis of preparation.
2 Within the UK project and other related expenses reflect higher than expected expenditure on development of systems and processes.
3 Persistency experience saw an improvement at FY13 in most of our businesses reflecting a more stable economic outlook.

4    UK maintenance expense assumption change is primarily driven by the capitalisation of the benefit of recent expense reductions. In Europe the negative impact of expense assumption change relates primarily to France, following       a review of expense allocation.

5 Positive mortality/morbidity operating assumption changes primarily reflect change to annuitant assumption in the UK.

6    Despite the positive experience variances due to short term provision releases in the UK, there is a negative impact from lapse assumptions changes, primarily due to the strengthening of the assumptions on early retirement. The       negative impact in Europe is a result of strengthening of long term persistency assumptions primarily in Poland.

7 Other UK assumption changes reflect the change in the assumed level of non-hedgeable risks. In Europe other assumption changes relate to a reduction in the guaranteed annuity take up rate in Italy.

8    Other operating variances include management actions taken to reduce guarantees on existing business in Italy and France. In the UK and Ireland this is due to management actions enhancing benefits to with-profits       policyholders.

9 Favourable economic variances are mainly driven by narrowing credit spreads in UK and across European markets.
10 Other non-operating variances include the pension legislation change in Poland, dividend tax in France, offset by change of corporate tax in UK.

 F4 - Earnings per share
(a) Basic earnings per share
(i) The profit/(loss) attributable to ordinary shareholders is:

			6 months 2014			Restated1 6 months 2013			Restated1 Full Year 2013
Continuing operations	Operating profit £m	Non-operating items £m	Total £m	Operating profit £m	Non-operating items £m	Total £m	Operating profit £m	Non-operating items £m	Total £m
Profit/(loss) before tax attributable to shareholders' profits	1,344	(71)	1,273	1,217	180	1,397	2,337	698	3,035
Tax attributable to shareholders' profit/(loss)	(344)	(19)	(363)	(386)	(66)	(452)	(778)	(297)	(1,075)
Profit/(loss) for the year	1,000	(90)	910	831	114	945	1,559	401	1,960
Amount attributable to non-controlling interests	(86)	(57)	(143)	(101)	(178)	(279)	(160)	(328)	(488)
Cumulative preference dividends for the year	(9)	-	(9)	(9)	-	(9)	(17)	-	(17)
Coupon payments in respect of direct capital instruments (DCI) and fixed rate tier 1 notes (net of tax)	(12)	-	(12)	(13)	-	(13)	(70)	-	(70)
Profit/(loss) attributable to ordinary shareholders from continuing operations	893	(147)	746	708	(64)	644	1,312	73	1,385
Profit/(loss) attributable to ordinary shareholders from discontinued operations	-	-	-	102	268	370	207	1,066	1,273
Profit/(loss) attributable to ordinary shareholders	893	(147)	746	810	204	1,014	1,519	1,139	2,658

1 The comparative periods have been restated as set out in note F1 - Basis of preparation.

(ii) Basic earnings per share is calculated as follows:

			6 months 2014			Restated1 6 months 2013			Restated1 Full Year 2013
Continuing operations	Before tax £m	Net of tax, non-controlling interests, preference dividends and DCI2 £m	Per share p	Before tax £m	Net of tax, non-controlling interests, preference dividends and DCI2 £m	Per share p	Before tax £m	Net of tax, non-controlling interests, preference dividends and DCI2 £m	Per share p
Operating profit attributable to ordinary shareholders	1,344	893	30.4	1,217	708	24.1	2,337	1,312	44.6
Non-operating items:
Economic variance on long-term business	113	3	0.1	590	225	7.6	1,627	719	24.5
Short-term fluctuation in return on investments backing non-long-term business	165	119	4.0	(306)	(227)	(7.7)	(336)	(255)	(8.7)
Economic assumption changes on general insurance and health business	(67)	(52)	(1.8)	27	21	0.7	33	27	0.9
Impairment of goodwill	(24)	(24)	(0.8)	(86)	(86)	(2.9)	(86)	(86)	(2.9)
Amortisation and impairment of intangibles	(37)	(27)	(0.9)	(46)	(33)	(1.1)	(99)	(59)	(2.0)
Profit/(loss) on disposal and remeasurement of subsidiaries, joint ventures and associates	55	51	1.7	164	168	5.7	155	157	5.3
Integration and restructuring costs and exceptional items	(276)	(217)	(7.3)	(163)	(132)	(4.5)	(596)	(430)	(14.6)
Profit/(loss) attributable to ordinary shareholders from continuing operations	1,273	746	25.4	1,397	644	21.9	3,035	1,385	47.1
Profit/(loss) attributable to ordinary shareholders from discontinued operations	-	-	-	487	370	12.6	1,538	1,273	43.3
Profit/(loss) attributable to ordinary shareholders	1,273	746	25.4	1,884	1,014	34.5	4,573	2,658	90.4

1 The comparative periods have been restated as set out in note F1 - Basis of preparation.
2 DCI includes direct capital instruments and fixed rate tier 1 notes.

(iii) The calculation of basic earnings per share uses a weighted average of 2,941 million (HY13: 2,942 million; FY13: 2,940 million) ordinary shares in issue, after deducting shares owned by the employee share trusts. The actual number of shares in issue at 30 June 2014 was 2,948 million (HY13: 2,947 million; FY13: 2,947 million) and 2,945 million (HY13: 2,944 million; FY13: 2,938 million) excluding shares owned by the employee share trusts.

F4 - Earnings per share continued
(b) Diluted earnings per share
(i) Diluted earnings per share is calculated as follows:

			6 months 2014			Restated1 6 months 2013			Restated1 Full Year 2013
	Total £m	Weighted average number of shares million	Per share p	Total £m	Weighted average number of shares million	Per share p	Total £m	Weighted average number of shares million	Per share p
Profit/(loss) attributable to ordinary shareholders	746	2,941	25.4	644	2,942	21.9	1,385	2,940	47.1
Dilutive effect of share awards and options	-	40	(0.4)	-	42	(0.3)	-	39	(0.5)
Diluted earnings/(loss) per share from continuing operations	746	2,981	25.0	644	2,984	21.6	1,385	2,979	46.6
Profit/(loss) attributable to ordinary shareholders	-	2,941	-	370	2,942	12.6	1,273	2,940	43.3
Dilutive effect of share awards and options	-	40	-	-	42	(0.2)	-	39	(0.6)
Diluted earnings/(loss) per share from discontinued operations	-	2,981	-	370	2,984	12.4	1,273	2,979	42.7
Diluted earnings/(loss) per share	746	2,981	25.0	1,014	2,984	34.0	2,658	2,979	89.3

1 The comparative periods have been restated as set out in note F1 - Basis of preparation.

(ii) Diluted earnings per share on operating profit attributable to ordinary shareholders is calculated as follows:

			6 months 2014			Restated1 6 months 2013			Restated1 Full Year 2013
	Total £m	Weighted average number of shares million	Per share p	Total £m	Weighted average number of shares million	Per share p	Total £m	Weighted average number of shares million	Per share p
Operating profit attributable to ordinary shareholders	893	2,941	30.4	708	2,942	24.1	1,312	2,940	44.6
Dilutive effect of share awards and options	-	40	(0.4)	-	42	(0.4)	-	39	(0.6)
Diluted operating profit per share from continuing operations	893	2,981	30.0	708	2,984	23.7	1,312	2,979	44.0
Operating profit attributable to ordinary shareholders	-	2,941	-	102	2,942	3.5	207	2,940	7.0
Dilutive effect of share awards and options	-	40	-	-	42	(0.1)	-	39	(0.1)
Diluted operating profit per share from discontinued operations	-	2,981	-	102	2,984	3.4	207	2,979	6.9
Diluted operating profit per share	893	2,981	30.0	810	2,984	27.1	1,519	2,979	50.9

1 The comparative periods have been restated as set out in note F1 - Basis of preparation.

F5 - Geographical analysis of general insurance and health operating earnings
The consolidated income statement on an MCEV basis includes earnings from the Group's general insurance and health insurances business (managed on a short-term basis). These results for non-covered business are included within MCEV operating earnings on an IFRS basis as analysed below.

	6 months 2014 £m	Restated1 6 months 2013 £m	Restated1 Full Year 2013 £m
General insurance
United Kingdom & Ireland	260	248	455
Canada	83	147	246
Europe	51	44	98
Asia & Other	(1)	(25)	(52)
Operating profit - general insurance	393	414	747
Health insurance
United Kingdom & Ireland	4	6	16
Europe	6	3	14
Asia & Other	2	-	-
Operating profit - health insurance	12	9	30
Total operating profit	405	423	777

1 The comparative periods have been restated as set out in note F1 - Basis of preparation.

F6 - Geographical analysis of fund management operating earnings
The consolidated income statement on an MCEV basis includes earnings from the Group's fund management operations. These results are included within MCEV operating profit on an IFRS basis as analysed below. This excludes the proportion of the results of Aviva Investors fund management businesses and other fund management operations within the Group that arise from the provision of fund management services to our Life business.

	Reviewed 6 months 2014 £m	Restated1 6 months 2013 £m	Restated1 Full Year 2013 £m
Aviva Investors	11	14	27
Asia	1	1	2
Total - continuing operations	12	15	29
Total - discontinued operations2	-	22	31
Total operating profit	12	37	60

1 The comparative periods have been restated as set out in note F1 - Basis of preparation.
2 Discontinued operations represent the results of the US operations on an IFRS basis.

F7 - Other operations
Where subsidiaries provide services to our life business, the MCEV value associated with that activity is included within the Life MCEV operating earnings. Other activities undertaken by such subsidiaries are included in the MCEV Consolidated income statement on an IFRS basis as analysed below.

	6 months 2014 £m	Restated1 6 months 2013 £m	Restated1 Full Year 2013 £m
United Kingdom & Ireland	(3)	(16)	(16)
Europe	(7)	3	(7)
Asia	(10)	(6)	(12)
Other operations2	(26)	(21)	(41)
Total - continuing operations	(46)	(40)	(76)
Total - discontinued operations3	-	(2)	(4)
Total operating profit	(46)	(42)	(80)

1 The comparative periods have been restated as set out in note F1 - Basis of preparation.
2 Other operations include Group and head office costs.
3 Discontinued operations represent the results of the US operations on an IFRS basis.

F8 - Integration and restructuring costs
Integration and restructuring costs during 2014 were £40 million (HY13: £163 million for continuing business) and mainly include expenses associated with the Group's Solvency II programme. Integration and Restructuring costs have reduced significantly compared to the prior period, principally driven by the reduction in the Group's transformation programme spend.

F9 - Exceptional items
Exceptional items are those items that, in the Directors' view, are required to be separately disclosed by virtue of their nature or incidence to enable a full understanding of the Group's financial performance. Exceptional items are £(236) million (HY13: £nil) on a gross of tax gross of non-controlling interest basis. This is driven by pension legislation changes in the UK reducing future management charges levied on auto-enrolment default funds, with an impact of £(188) million and a reduction in future contributions receivable in Poland following regulation change with an impact of £(55) million. This is partially offset by the benefit from a reduction in corporation tax in Italy of £7 million.

F10 - Analysis of life and pension earnings
The following table provides an analysis of the movement in embedded value for covered business. The analysis is shown separately for free surplus, required capital and the value of in-force covered business, and includes amounts transferred between these categories. During the first half of 2014, UK Life implemented two capital management actions that enable certain shareholder assets to be reflected on the regulatory balance sheet and the economic risk to be hedged more efficiently. The first involved the transfer of certain assets and associated liabilities from the RIEESA to the New With Profits Sub Fund (NWPSF). This action reduced the present value of in-force covered business by £864 million and increased required capital by the same amount. The second capital management action results in future shareholder transfers (that arise as bonuses are paid to policyholders) emerging in the NWPSF rather than the NPSF and this reduces the present value of in-force covered business by £233 million and increased required capital by £49 million and increases free surplus by £184 million. These effects are presented within 'Other operating variances' in the table below.

Net of tax and non-controlling interests 30 June 2014	Free surplus £m	Required capital1 £m	VIF £m	Total MCEV £m
Opening MCEV	2,310	6,551	6,129	14,990
Opening Adjustments2	125	107	534	766
Adjusted Opening MCEV	2,435	6,658	6,663	15,756
New business value	(237)	58	492	313
Expected existing business contribution (reference rate)	-	-	125	125
Expected existing business contribution (in excess of reference rate)	-	-	238	238
Expected return on shareholders' net worth	21	48	-	69
Transfers from VIF and required capital to the free surplus	647	(115)	(532)	-
Experience variances	(48)	(11)	59	-
Assumption changes3	87	(3)	3	87
Other operating variances4	73	1,049	(1,074)	48
	112	1,035	(1,012)	135
Operating MCEV earnings5	543	1,026	(689)	880
Economic variances	(4)	45	(37)	4
Other non-operating variances6	(10)	-	(186)	(196)
Total MCEV earnings	529	1,071	(912)	688
Capital & dividend flows7	(818)	-	-	(818)
Foreign exchange variances	(28)	(122)	(131)	(281)
Acquired/divested business8	31	(194)	127	(36)
Closing MCEV	2,149	7,413	5,747	15,309

1 Required capital is shown net of implicit items permitted by local regulators to cover minimum solvency margins.
2 Represents the impact of the MCEV restatement as set out in note F1 - Basis of preparation.
3 Assumption changes include maintenance expense assumption changes in the UK, driven by continuing restructuring and process improvements, reducing the current and long-term cost base.
4 Other operating variances include prior period adjustments in France.

5    An internal reinsurance arrangement was undertaken in the first half of 2014 to reinsure an additional 10% of UK Annuity business to Aviva International Insurance Limited which has had an adverse impact on Group MCEV free       surplus of £105 million (MCEV Note F11). On an economic capital basis this transaction improves the UK Life position and as a result the adverse impact on MCEV has therefore been excluded from OCG to reflect the economic       substance of the management action.

6 Other non-operating variances include pension legislation changes in UK and Poland and a change in tax rate in Italy.

7    Included within capital and dividend flows is the transfer to Life and related businesses from other segments consisting of service company profits and losses during the reported period that have emerged from the value of in-      force. Since the 'look through' into service companies includes only future profits and losses, these amounts must be eliminated from the closing embedded value.

8 Acquired/divested business includes any adjustment for held for sale operations and disposal of Eurovita and Korea.

Net of tax and non-controlling interests Restated1 30 June 2013	Free surplus £m	Required capital2 £m	VIF £m	Total MCEV £m
Opening MCEV3	1,951	6,417	6,411	14,779
New business value	(180)	91	389	300
Expected existing business contribution (reference rate)	-	-	135	135
Expected existing business contribution (in excess of reference rate)	-	-	215	215
Expected return on shareholders' net worth	10	55	-	65
Transfers from VIF and required capital to the free surplus	630	(161)	(469)	-
Experience variances	(13)	54	(60)	(19)
Assumption changes	5	6	(6)	5
Other operating variances	188	(14)	(131)	43
	180	46	(197)	29
Operating MCEV earnings	640	31	73	744
Economic variances	(139)	(91)	455	225
Other non-operating variances4	(17)	-	1	(16)
Total MCEV earnings	484	(60)	529	953
Capital & dividend flows5	(774)	-	-	(774)
Foreign exchange variance	23	199	115	337
Acquired/divested business6	(159)	(165)	(239)	(563)
Closing MCEV	1,525	6,391	6,816	14,732

1 The comparative periods have been restated as set out in note F1 - Basis of preparation.
2 Required capital is shown net of implicit items permitted by local regulators to cover minimum solvency margins.

3    Opening MCEV includes the adjustments related to the removal of US Life held for sale operations from covered business on 1 January 2013 and the adjustment for the MCEV restatement. Details of both are set out in note F1 -       Basis of preparation.

4 Other non-operating variances relate to costs for Solvency II implementation and other restructuring exercises.

5    Included within capital and dividend flows is the transfer to Life and related businesses from other segments consisting of service company profits and losses during the reported period that have emerged from the value of in-      force. Since the 'look through' into service companies includes only future profits and losses, these amounts must be eliminated from the closing embedded value.

6 Acquired/divested business includes the adjustment for held for sale operations and disposal of Aseval, Ark Life, Malaysia, Russia and Romania pensions.

F10 - Analysis of life and pension earnings continued
Net of tax and non-controlling interests Restated1 Full Year 2013	Free surplus £m	Required capital2 £m	VIF £m	Total MCEV £m
Opening MCEV3	1,951	6,417	6,411	14,779
New business value	(353)	172	817	636
Expected existing business contribution (reference rate)	-	-	248	248
Expected existing business contribution (in excess of reference rate)	-	-	441	441
Expected return on shareholders' net worth	18	119	-	137
Transfers from VIF and required capital to the free surplus	1,256	(345)	(911)	-
Experience variances	(92)	131	20	59
Assumption changes	126	27	(232)	(79)
Other operating variances	259	213	(389)	83
	293	371	(601)	63
Operating MCEV earnings	1,214	317	(6)	1,525
Economic variances	(77)	11	784	718
Other non-operating variances4	119	-	(304)	(185)
Total MCEV earnings	1,256	328	474	2,058
Capital & dividend flows5	(610)	(4)	-	(614)
Foreign exchange variance	(2)	83	9	90
Acquired/divested business6	(160)	(166)	(231)	(557)
Closing MCEV	2,435	6,658	6,663	15,756

1 The comparative periods have been restated as set out in note F1 - Basis of preparation.
2 Required capital is shown net of implicit items permitted by local regulators to cover minimum solvency margins.

3    Opening MCEV includes the adjustment related to the removal of US Life held for sale operations from covered business on 1 January 2013 and the adjustment for the MCEV restatement. Details of both are set out in note F1 -        Basis of preparation.

4 Other non-operating variances are primarily driven by the impact of pension legislation change in Poland as well as the impact of tax changes in France and the UK.

5    Included within capital and dividend flows is the transfer to Life and related businesses from other segments consisting of service company profits and losses during the reported period that have emerged from the value of in-      force. Since the 'look through' into service companies includes only future profits and losses, these amounts must be eliminated from the closing embedded value.

6 Acquired/divested business includes the adjustment for held for sale operations and disposal of Aseval, Ark Life, Malaysia, Russia and Romania pensions.

F11 - MCEV Free Surplus Emergence
The table below shows the free surplus generation of existing and new business. Total free surplus generation of £543 million in the current period includes the impact of an internal reinsurance arrangement to reinsure an additional 10% on UK Annuity business to Aviva International Insurance Limited which has had an adverse impact on Group MCEV free surplus of £105 million. On an economic capital basis this transaction improves the UK Life position and as a result the adverse impact on MCEV has therefore been excluded from OCG to reflect the economic substance of the management action.

Net of tax and non-controlling interests 6 months 2014	United Kingdom & Ireland1 £m	Europe £m	Asia & Other2 £m	Total £m
Existing business
Transfer from VIF to net worth	235	259	38	532
Return on net worth	28	36	5	69
Impact of experience variances and assumption changes on net worth	1,139	13	(5)	1,147
Release of required capital to free surplus	(1,038)	79	(9)	(968)
Total existing business free surplus generation	364	387	29	780
New business
Impact on net worth	(104)	(53)	(22)	(179)
Reduction in free surplus from required capital	52	(100)	(10)	(58)
Total new business free surplus generation	(52)	(153)	(32)	(237)
Total free surplus generation	312	234	(3)	543

1 In the UK the release of required capital to free surplus and the impact of experience variances primarily reflect capital management actions, see F10 for further details.
2 The introduction of a reinsurance arrangement in Asia during 2013 had a positive impact on both HY13 and FY13 free surplus emergence which is not repeated at HY14.

Net of tax and non-controlling interests Restated 1 6 months 2013	United Kingdom & Ireland £m	Europe £m	Asia & Other £m	Total £m
Existing business
Transfer from VIF to net worth	191	241	37	469
Return on net worth	30	29	6	65
Impact of experience variances and assumption changes on net worth	119	52	55	226
Release of required capital to free surplus	(72)	121	11	60
Total existing business surplus generation	268	443	109	820
New business
Impact on net worth	(17)	(48)	(24)	(89)
Reduction in free surplus from required capital	18	(98)	(11)	(91)
Total new business surplus generation	1	(146)	(35)	(180)
Total free surplus generation	269	297	74	640

1 The comparative periods have been restated as set out in note F1 - Basis of preparation.

Net of tax and non-controlling interests Restated 1 Full Year 2013	United Kingdom & Ireland £m	Europe £m	Asia & Other £m	Total £m
Existing business
Transfer from VIF to net worth	386	448	77	911
Return on net worth	67	58	12	137
Impact of experience variances and assumption changes on net worth	529	61	74	664
Release of required capital to free surplus	(373)	210	18	(145)
Total existing business free surplus generation	609	777	181	1,567
New business
Impact on net worth	(45)	(90)	(46)	(181)
Reduction in free surplus from required capital	32	(182)	(22)	(172)
Total new business free surplus generation	(13)	(272)	(68)	(353)
Total free surplus generation	596	505	113	1,214

1 The comparative periods have been restated as set out in note F1 - Basis of preparation.

F12 - Segmental analysis of life and related business embedded value
Net of tax and non-controlling interests 6 months 2014	Free surplus £m	Required Capital1 £m	VIF £m	Total MCEV £m
United Kingdom2,3	1,333	4,316	2,100	7,749
Ireland	126	160	386	672
United Kingdom & Ireland	1,459	4,476	2,486	8,421
France	146	2,152	1,284	3,582
Poland	176	107	896	1,179
Italy4	148	248	213	609
Spain5	35	194	178	407
Other Europe	4	13	114	131
Europe	509	2,714	2,685	5,908
Asia	156	213	527	896
Other	25	10	49	84
Total	2,149	7,413	5,747	15,309

1 Required capital is shown net of implicit items permitted by local regulators to cover minimum solvency margins.

2    In the UK, the reduction in VIF is offset by an increase in required capital and free surplus as a result of capital management transactions, see F10 for further details. Free surplus in the UK also benefits from expense savings.

3    An internal reinsurance arrangement was undertaken in the first half of 2014 to reinsure an additional 10% of UK Annuity business to Aviva International Insurance Limited which has had an adverse impact on Group MCEV free       surplus of £105 million (MCEV Note F11). On an economic capital basis this transaction improves the UK Life position and as a result the adverse impact on MCEV has therefore been excluded from OCG to reflect the economic       substance of the management action.

4 The significant increase in free surplus and VIF in Italy compared to HY13 is driven by the sale of Eurovita (see F19 for further information).
5 Required capital in Spain reflects the current economic environment and is in excess of regulatory requirements.

Net of tax and non-controlling interests Restated1 6 months 2013	Free surplus £m	Required Capital2 £m	VIF £m	Total MCEV £m
United Kingdom	1,023	2,765	3,462	7,250
Ireland	107	188	494	789
United Kingdom & Ireland	1,130	2,953	3,956	8,039
France3	(2)	2,235	1,193	3,426
Poland	137	110	1,208	1,455
Italy3,4	(27)	576	(4)	545
Spain3,4	-	244	93	337
Other Europe	8	19	114	141
Europe	116	3,184	2,604	5,904
Asia	239	244	244	727
Other	40	10	12	62
Total	1,525	6,391	6,816	14,732

1 The comparative periods have been restated as set out in note F1 - Basis of preparation.
2 Required capital is shown net of implicit items permitted by local regulators to cover minimum solvency margins.
3 France, Italy and Spain have a positive surplus on a statutory basis.
4 Required capital in Italy and Spain reflects the current economic environment and is in excess of regulatory requirements.

Net of tax and non-controlling interests Restated1 Full Year 2013	Free surplus £m	Required Capital2 £m	VIF £m	Total MCEV £m
United Kingdom	1,581	3,225	3,173	7,979
Ireland	131	165	380	676
United Kingdom & Ireland	1,712	3,390	3,553	8,655
France	227	2,213	1,318	3,758
Poland	202	111	969	1,282
Italy 3	62	484	92	638
Spain3	32	204	146	382
Other Europe	10	15	102	127
Europe	533	3,027	2,627	6,187
Asia	185	236	473	894
Other	5	5	10	20
Total	2,435	6,658	6,663	15,756

1 The comparative periods have been restated as set out in note F1 - Basis of preparation.
2 Required capital is shown net of implicit items permitted by local regulators to cover minimum solvency margins.
3 Required capital in Italy and Spain reflects the current economic environment and is in excess of regulatory requirements.

The required capital across our life businesses varies between 100% and 200% of EU minimum or equivalent (100% to 222% at HY13). The weighted average level of required capital for our life business expressed as a percentage of EU minimum (or equivalent) solvency margin is 109% (HY13: 120%). These levels of required capital are used in the calculation of the Group's embedded value to evaluate the cost of locked in capital. At 30 June 2014 the aggregate regulatory requirements based on the EU minimum test amounted to £6.8 billion (HY13: £5.5 billion). At this date, the actual net worth held in our long-term business, was £9.6 billion (HY13: £7.9 billion) which represents 142% (HY13: 145%) of these minimum requirements.

F13 - Present value of life new business premiums
The tables below set out the present value of new business premiums (PVNBP) written by the life and related businesses, gross of tax and non-controlling interests. The PVNBP calculation is equal to total single premium sales received in the period plus the discounted value of regular premiums expected to be received over the term of the new contracts, and is expressed at the point of sale.
      The premium volumes and projection assumptions used to calculate the present value of regular premiums for each product are the same as those used to calculate the value of new business, so the components of the new business margin are on a consistent basis.
      The weighted average capitalisation factor (WACF) is the multiple of the annualised regular premium which gives the present value at point of sale of the regular premiums.

Gross of tax and non-controlling interests 6 months 2014	Regular premiums £m	WACF	Present value of regular premiums £m	Single premiums £m	Present value of new business premiums £m
United Kingdom	499	5.0	2,513	3,539	6,052
Ireland	13	5.2	67	129	196
United Kingdom & Ireland	512	5.0	2,580	3,668	6,248
France	47	8.1	383	2,044	2,427
Poland1	29	9.5	275	57	332
Italy	30	5.3	160	1,449	1,609
Spain	22	5.6	123	439	562
Other Europe	54	3.7	201	30	231
Europe	182	6.3	1,142	4,019	5,161
Asia2	133	6.0	796	168	964
Other	-	-	-	257	257
Total life and pensions	827	5.5	4,518	8,112	12,630

1 WACF increases in Poland reflect higher volume of regular premium Lithuanian pension business.
2 Increase in WACF in Asia relates to the longer term healthcare business included as covered business at HY14 but not at HY13.

Gross of non-controlling interests Restated1 6 months 2013	Regular premiums £m	WACF	Present value of regular premiums £m	Single premiums £m	Present value of new business premiums £m
United Kingdom	395	5.0	1,969	3,591	5,560
Ireland	13	4.2	55	170	225
United Kingdom & Ireland	408	5.0	2,024	3,761	5,785
France	49	8.1	397	1,966	2,363
Poland	23	7.5	173	54	227
Italy	33	5.7	188	1,117	1,305
Spain	31	5.6	175	466	641
Other Europe	58	3.9	225	48	273
Europe	194	6.0	1,158	3,651	4,809
Asia	149	5.3	786	75	861
Other	-	-	-	7	7
Total life and pensions	751	5.3	3,968	7,494	11,462

1 The comparative periods have been restated as set out in note F1 - Basis of preparation.

Gross of tax and non-controlling interests Restated1 Full Year 2013	Regular premiums £m	WACF	Present value of regular premiums £m	Single premiums £m	Present value of new business premiums £m
United Kingdom	878	5.1	4,443	7,481	11,924
Ireland	26	4.4	114	355	469
United Kingdom & Ireland	904	5.0	4,557	7,836	12,393
France	89	8.0	712	3,786	4,498
Poland	38	9.0	341	145	486
Italy	51	5.5	279	1,955	2,234
Spain	52	5.6	290	934	1,224
Other Europe	103	4.6	473	71	544
Europe	333	6.3	2,095	6,891	8,986
Asia	290	5.6	1,632	108	1,740
Other	-	-	-	58	58
Total life and pensions	1,527	5.4	8,284	14,893	23,177

1 The comparative periods have been restated as set out in note F1 - Basis of preparation.

F14 - Geographical analysis of value of new business
The tables below set out the present value of new business premiums (PVNBP) written by the life and related businesses, the value of the new business and the resulting margin, firstly gross and then net of tax and non-controlling interests. The value generated by new business written during the period is the present value of the projected stream of after-tax distributable profit from that business, including expected profit between point of sale and the valuation date. It reflects the additional value to shareholders created through the activity of writing new business including the impacts of interactions between in force and new business with the exception of tax as noted in the basis of preparation. The value of new business has been calculated using economic assumptions at the point of sale which have been implemented with the assumptions being taken as those appropriate to the start of each quarter. For contracts that are re-priced more frequently, weekly or monthly economic assumptions have been used. The operating assumptions are consistent with those used to determine the embedded value. The value of new business is shown after the effect of the frictional costs of holding required capital, and after the effect of the costs of residual non-hedgeable risks on the same basis as for the in-force covered business.

	Present value of new business premiums			Value of new business			New business margin
Gross of tax and non-controlling interests	6 months 2014 £m	Restated1 6 months 2013 £m	Restated1 Full Year 2013 £m	6 months 2014 £m	Restated1 6 months 2013 £m	Restated1 Full Year 2013 £m	6 months 2014%	Restated1 6 months 2013%	Restated1 Full Year 2013%
United Kingdom	6,052	5,560	11,924	177	224	469	2.9%	4.0%	3.9%
Ireland	196	225	469	6	2	8	3.1%	0.9%	1.7%
United Kingdom & Ireland	6,248	5,785	12,393	183	226	477	2.9%	3.9%	3.8%
France	2,427	2,363	4,498	110	90	172	4.5%	3.8%	3.8%
Poland	332	227	486	34	21	51	10.2%	9.3%	10.5%
Italy	1,609	1,305	2,234	17	11	27	1.1%	0.8%	1.2%
Spain	562	641	1,224	18	15	35	3.2%	2.3%	2.9%
Other Europe	231	273	544	14	21	38	6.1%	7.7%	7.0%
Europe	5,161	4,809	8,986	193	158	323	3.7%	3.3%	3.6%
Asia	964	861	1,740	66	42	104	6.8%	4.9%	6.0%
Other	257	7	58	2	-	-	0.8%	-	-
Total life and pensions	12,630	11,462	23,177	444	426	904	3.5%	3.7%	3.9%

1 The comparative periods have been restated as set out in note F1 - Basis of preparation.

	Present value of new business premiums			Value of new business			New business margin
Net of tax and non-controlling interests	6 months 2014 £m	Restated1 6 months 2013 £m	Restated1 Full Year 2013 £m	6 months 2014 £m	Restated1 6 months 2013 £m	Restated1 Full Year 2013 £m	6 months 2014%	Restated1 6 months 2013%	Restated1 Full Year 2013%
United Kingdom	6,052	5,560	11,924	141	172	361	2.3%	3.1%	3.0%
Ireland	196	205	448	6	2	7	3.1%	1.0%	1.6%
United Kingdom & Ireland	6,248	5,765	12,372	147	174	368	2.4%	3.0%	3.0%
France	2,023	1,970	3,779	66	52	99	3.3%	2.6%	2.6%
Poland	300	205	440	25	16	38	8.3%	7.8%	8.6%
Italy	662	546	932	4	3	7	0.6%	0.5%	0.8%
Spain	323	357	689	6	3	9	1.9%	0.8%	1.3%
Other Europe	231	273	544	11	17	30	4.8%	6.2%	5.5%
Europe	3,539	3,351	6,384	112	91	183	3.2%	2.7%	2.9%
Asia	964	860	1,739	53	35	85	5.5%	4.1%	4.9%
Other	257	7	58	1	-	-	0.4%	-	-
Total life and pensions	11,008	9,983	20,553	313	300	636	2.8%	3.0%	3.1%

1 The comparative periods have been restated as set out in note F1 - Basis of preparation.

F15 - Maturity profile of business

(a) Total in-force business
To show the profile of the VIF emergence, the value of VIF in the statement of financial position has been split into five-year tranches depending on the date when the profit is expected to emerge.

Net of non-controlling interests 30 June 2014 £m	0-5	6-10	11-15	16-20	20+	Total
United Kingdom & Ireland1	488	533	418	255	792	2,486
Europe	1,125	706	410	224	220	2,685
Asia and Other	277	105	84	30	80	576
Total	1,890	1,344	912	509	1,092	5,747

1 The large reduction in UK VIF relates to capital management transactions which result in an offsetting increase in Required Capital and Free Surplus.

Net of non-controlling interests Restated1 30 June 2013 £m	0-52	6-10	11-15	16-20	20+	Total
United Kingdom & Ireland	769	1,113	787	386	901	3,956
Europe	918	651	399	247	389	2,604
Asia and Other	160	143	38	5	(90)	256
Total	1,847	1,907	1,224	638	1,200	6,816

1 The comparative periods have been restated as set out in note F1 - Basis of preparation.
2 For held for sale operations, the VIF emergence is reported in the 0-5 column.

Net of non-controlling interests Restated1 31 December 2013 £m	0-52	6-10	11-15	16-20	20+	Total
United Kingdom & Ireland	735	974	675	317	852	3,553
Europe	1,012	702	420	236	257	2,627
Asia and Other	217	97	78	36	55	483
Total	1,964	1,773	1,173	589	1,164	6,663

1 The comparative periods have been restated as set out in note F1 - Basis of preparation.
2 For held for sale operations, the VIF emergence is reported in the 0-5 column.

(b) New business
To show the profile of the VIF emergence, the value of new business has been split into five-year tranches depending on the date when the profit is expected to emerge.

Net of non-controlling interests 30 June 2014 £m	0-5	6-10	11-15	16-20	20+	Total
United Kingdom & Ireland	65	51	36	26	73	251
Europe	67	42	23	15	18	165
Asia and Other	39	15	8	5	9	76
Total	171	108	67	46	100	492

Net of non-controlling interests Restated1 30 June 2013 £m	0-52	6-10	11-15	16-20	20+	Total
United Kingdom & Ireland	75	36	16	9	55	191
Europe	58	32	22	13	14	139
Asia and Other	25	17	9	6	2	59
Total	158	85	47	28	71	389

1 The comparative periods have been restated as set out in note F1 - Basis of preparation.
2 For held for sale operations, the VIF emergence is reported in the 0-5 column.

Net of non-controlling interests Restated1 31 December 2013 £m	0-52	6-10	11-15	16-20	20+	Total
United Kingdom & Ireland	116	77	49	34	137	413
Europe	99	70	42	28	32	271
Asia and Other	75	27	14	6	11	133
Total	290	174	105	68	180	817

1 The comparative periods have been restated as set out in note F1 - Basis of preparation.
2 For held for sale operations, the VIF emergence is reported in the 0-5 column.

F16 - Risk allowance within present value of in-force (VIF)
Within the VIF in the tables, there are additional allowances for risks not included within the basic present value of future profits calculation.

Net of non-controlling interests 30 June 2014	PVFP £m	Frictional costs £m	Non- hedgeable risks £m	Time value of financial options and guarantees £m	VIF £m
United Kingdom	3,049	(378)	(492)	(79)	2,100
Ireland	411	(7)	(18)	-	386
United Kingdom & Ireland	3,460	(385)	(510)	(79)	2,486
France	2,391	(106)	(219)	(782)	1,284
Poland	1,043	(8)	(88)	(51)	896
Italy	246	(8)	(7)	(18)	213
Spain	214	(7)	(25)	(4)	178
Other Europe	117	(2)	(1)	-	114
Europe	4,011	(131)	(340)	(855)	2,685
Asia	649	(29)	(79)	(14)	527
Other	50	-	(1)	-	49
Total	8,170	(545)	(930)	(948)	5,747

Total risk allowances have increased compared to HY13:

■ Frictional costs have increased by £65 million principally driven by the UK where capital transactions have increased required capital and therefore frictional costs. This is somewhat offset by France where frictional costs have          fallen due to economic movements.

■ The allowance for non-hedgeable risks has decreased by £141 million, primarily in Poland where legislation changes have reduced the allowance for future legislation risk, given the lower value now at risk.

■ The allowance for Time Value of Options and Guarantees has increased by £126 million primarily due to the increase in the cost of guarantees in France as a result of falling interest rates and the impact of the pension         legislation changes in Poland, which increases the volatility of future management charges. This is somewhat offset by a reduction in Asia driven by the sale of Korea.

Net of non-controlling interests Restated1 30 June 2013	PVFP £m	Frictional costs £m	Non- hedgeable risks £m	Time value of financial options and guarantees £m	VIF £m
United Kingdom	4,182	(245)	(441)	(34)	3,462
Ireland	525	(9)	(22)	-	494
United Kingdom & Ireland	4,707	(254)	(463)	(34)	3,956
France	2,282	(162)	(238)	(689)	1,193
Poland	1,454	(10)	(226)	(10)	1,208
Italy	65	(12)	(30)	(27)	(4)
Spain	145	(10)	(27)	(15)	93
Other Europe	117	(1)	(2)	-	114
Europe	4,063	(195)	(523)	(741)	2,604
Asia	406	(31)	(84)	(47)	244
Other	13	-	(1)	-	12
Total	9,189	(480)	(1,071)	(822)	6,816

1 The comparative periods have been restated as set out in note F1 - Basis of preparation.

Net of non-controlling interests Restated1 31 December 2013	PVFP £m	Frictional costs £m	Non- hedgeable risks £m	Time value of financial options and guarantees £m	VIF £m
United Kingdom	3,952	(255)	(468)	(56)	3,173
Ireland	405	(8)	(17)	-	380
United Kingdom & Ireland	4,357	(263)	(485)	(56)	3,553
France	2,341	(175)	(213)	(635)	1,318
Poland	1,150	(9)	(111)	(61)	969
Italy	158	(11)	(30)	(25)	92
Spain	185	(9)	(25)	(5)	146
Other Europe	104	(1)	(1)	-	102
Europe	3,938	(205)	(380)	(726)	2,627
Asia	614	(33)	(79)	(29)	473
Other	11	-	(1)	-	10
Total	8,920	(501)	(945)	(811)	6,663

1 The comparative periods have been restated as set out in note F1 - Basis of preparation.

F17 - Implied discount rates (IDR)
In the valuation of a block of business, the IDR is the rate of discount such that a traditional embedded value calculation for the covered business equates to the MCEV.
      The cash flows projected are the expected future cash flows including expected investment cash flows from equities, bonds and properties earning a risk premium in excess of risk free, statutory reserves and required capital. The risk premiums used are consistent with those used in the expected existing business contribution within operating earnings. As the risk premiums are positive, a discount rate higher than risk-free is required to give a value equal to the market-consistent embedded value.
      Average derived risk discount rates are shown below for the embedded value.

	30 June 2014%	Restated1 30 June 2013%	Restated1 31 December 2013%
United Kingdom	6.6%	6.3%	6.4%
Ireland2	1.7%	1.3%	1.7%
United Kingdom & Ireland	6.2%	5.8%	6.0%
France	6.6%	6.5%	6.7%
Poland	5.8%	5.8%	6.3%
Italy2,3	3.8%	7.5%	3.7%
Spain2,3	5.4%	10.2%	7.8%
Other Europe2	9.3%	6.3%	9.8%
Europe	6.0%	6.8%	6.2%
Asia2	4.6%	5.4%	3.6%
Other	5.3%	-	-
Total	6.0%	6.3%	6.0%

1 The comparative periods have been restated as set out in note F1 - Basis of preparation.
2 IDRs have been calculated excluding held for sale operations, reflecting that they are stated at expected fair value less cost to sell.

3    The IDRs in Italy and Spain have decreased since HY13 following a significant narrowing of government bond spreads, which has reduced substantially the difference between the risk-free and real-world returns.

As part of the MCEV restatement described in Note F1, 31 December 2012 IDRs were restated for UK, France, Italy, Spain and Ireland to 6.6%, 6.2%, 8.8%, 11.3% and 1.5% respectively. The 31 December 2012 IDR determines the expected existing business contributions for the restated 30 June 2013 and 31 December 2013 analysis of earnings (notes F3 and F10). Singapore's FY12 IDR, a component of the "Asia" operating segment IDR, remains unchanged following the restatement because the region's healthcare business did not become covered business until the second half of 2013.

F18 - Summary of non-controlling interest in life and related businesses' MCEV results
30 June 2014	France £m	Spain £m	Italy £m	Poland £m	Asia £m	Total £m	Share-holders' Interest £m	Group £m
Value of new business after tax	7	7	7	3	-	24	313	337
Life MCEV operating earnings/(loss) after tax	21	17	27	7	-	72	880	952
Life MCEV earnings/(loss) after tax	19	63	54	3	-	139	688	827
Closing covered businesses' embedded value	293	335	679	150	-	1,457	15,309	16,766

Restated1 30 June 2013	France £m	Spain £m	Italy £m	Poland £m	Asia £m	Total £m	Share-holders' Interest £m	Group £m
Value of new business after tax	7	7	4	1	-	19	300	319
Life MCEV operating earnings after tax	14	11	57	7	-	89	744	833
Life MCEV earnings after tax	8	93	172	(3)	-	270	953	1,223
Closing covered businesses' embedded value	309	305	608	199	3	1,424	14,732	16,156

1 The comparative periods have been restated as set out in note F1 - Basis of preparation.

Restated1 31 December 2013	France £m	Spain £m	Italy £m	Poland £m	Asia £m	Total £m	Share-holders' Interest £m	Group £m
Value of new business after tax	13	15	10	4	-	42	636	678
Life MCEV operating earnings after tax	(2)	24	99	14	-	135	1,525	1,660
Life MCEV earnings after tax	(7)	146	375	(39)	-	475	2,058	2,533
Closing covered businesses' embedded value	284	316	770	166	2	1,538	15,756	17,294

1 The comparative periods have been restated as set out in note F1 - Basis of preparation.

Non-controlling interest in life and related businesses is not impacted by the treatment of held for sale operations. There are no non-controlling interests in the United Kingdom. For comparative figures, non-controlling interest in Ireland was assumed to be 0% throughout the period on the grounds of materiality; no such approximation is required for the closing embedded value.

F19 - Principal assumptions
(a) Economic assumptions - Deterministic calculations
Economic assumptions are derived actively, based on market yields on risk-free fixed interest assets at the end of each reporting period.
      In setting the risk-free rate we have, wherever possible, used the mid-price swap yield curve for an AA-rated bank. The curve is extrapolated beyond the last available market data point to an ultimate forward rate using the Nelson-Siegel functional form if necessary. For markets in which there is no reliable swap yield curve, the relevant government bond yields are used. For certain business, swap rates are adjusted for a 'liquidity premium' in deriving the risk free rates, and these adjustments are shown below the reference rate table.
      Required capital is shown as a multiple of the EU statutory minimum solvency margin or equivalent.
      The principal economic assumptions used are as follows:

Reference rate (spot, swap rates) and expense inflation

United Kingdom	30 June 2014	30 June 2013	Full Year 2013	Full Year 2012
Reference Rate
1 year	0.8%	0.6%	0.6%	0.6%
5 years	2.2%	1.6%	2.2%	1.0%
10 years	2.9%	2.7%	3.1%	1.9%
15 years	3.2%	3.2%	3.5%	2.6%
20 years	3.3%	3.4%	3.6%	2.9%
Expense inflation	3.3%	3.1%	3.4%	2.8%

Eurozone	30 June 2014	30 June 2013	Full Year 2013	Full Year 2012
Reference Rate
1 year	0.3%	0.4%	0.4%	0.3%
5 years	0.7%	1.2%	1.3%	0.8%
10 years	1.5%	2.1%	2.2%	1.6%
15 years	2.0%	2.5%	2.7%	2.1%
20 years	2.2%	2.6%	2.9%	2.3%
Expense inflation1	2.5%	2.5%	2.5%	2.5%

1 Based on France, the largest Eurozone business

Poland	30 June 2014	30 June 2013	Full Year 2013	Full Year 2012
Reference Rate
1 year	2.4%	2.8%	2.7%	3.4%
5 years	2.9%	3.8%	3.7%	3.4%
10 years	3.4%	4.2%	4.3%	3.5%
15 years	3.6%	4.2%	4.4%	3.4%
20 years	3.7%	4.1%	4.3%	3.2%
Expense inflation	1.9%	2.6%	3.8%	2.1%

For service companies, expense inflation relates to the underlying expenses rather than the fees charged to the life company.
      The following liquidity premium adjustments are made to the swap rate for certain immediate annuity and participating type contracts. The risk-free rate is taken as the swap yield curve for the currency of the liability, adjusted by adding the following to each swap rate:

	New business						Embedded value
	2Q 2014	1Q 2014	Restated1 4Q 2013	Restated1 3Q 2013	Restated1 2Q 2013	Restated1 1Q 2013	30 June 2014	Restated1 Full Year 2012	Restated1 30 June 2013	Restated1 Full Year 2013
UK immediate annuities2,3	0.98%	1.05%	1.06%	1.17%	1.21%	1.24%	1.01%	1.30%	1.22%	1.10%
UK bulk purchase annuities2,3	0.98%	1.05%	1.06%	1.17%	1.21%	1.24%	1.01%	1.30%	1.22%	1.10%
UK participating business	0.40%	0.39%	0.44%	0.55%	0.53%	0.58%	0.35%	0.58%	0.55%	0.39%
Ireland immediate annuities	0.24%	0.28%	0.32%	0.38%	0.39%	0.44%	0.21%	0.44%	0.38%	0.28%
France annuities	0.24%	0.28%	0.32%	0.38%	0.39%	0.44%	0.21%	0.44%	0.38%	0.28%
France participating business	0.18%	0.21%	0.24%	0.29%	0.30%	0.33%	0.16%	0.33%	0.29%	0.21%
Italy participating business	0.18%	0.21%	0.24%	0.29%	0.30%	0.33%	0.16%	0.33%	0.29%	0.21%
Spain annuities	0.24%	0.28%	0.32%	0.38%	0.39%	0.44%	0.21%	0.44%	0.38%	0.28%
Spain participating business	0.18%	0.21%	0.24%	0.29%	0.30%	0.33%	0.16%	0.33%	0.29%	0.21%

1 The comparative periods have been restated as set out in note F1 - Basis of preparation.

2    An additional provision of £230 million (HY13: £150 million) has been set aside by the UK due to the uncertainty in their estimation of future liquidity premium on mark to model assets (commercial, healthcare and equity release       mortgages). This additional provision reduces total MCEV only.

3 The approach to estimating the liquidity premium on new business in the UK has been revised during 2014, with an immaterial impact at both 30 June 2014 and the comparative periods.

The approach to estimating the market level of liquidity premium is consistent with the formula structure proposed by CFO/CRO Forum and adopted in the Solvency II Fifth Quantitative Impact Study (QIS5).

F19 - Principal assumptions continued
(a) Economic assumptions - Deterministic calculations continued
The formula for the liquidity premium is:
      United Kingdom/Europe:                 50% of (iBoxx Corporate bond spread - 40bp)

The CEIOPS (now EIOPA) Task Force on Liquidity Premium issued a set of Principles dated 1 March 2010 on the application of the liquidity premium. Principle 2 states that "The liquidity premium should be independent of the investment strategy followed by the company". In agreement with this, Aviva has removed the requirement for the liquidity premium to only apply to those liabilities backed by corporate bonds or certain illiquid non-traded assets (notably UK commercial mortgages). As a consequence an optimised notional portfolio is assumed which can include the actual assets backing the liabilities.
      For assets valued on a marked to model basis (notably UK commercial mortgages) the liquidity premium continues to be estimated consistently with the underlying valuation model. For all other assets, the formula stated above is adopted.
      The application of the liquidity premium has also been extended to apply to participating business, and the adjustment to annuity type contracts exposed to some lapse risk (15% reduction to the market level of liquidity premium) has been removed. An adjustment factor is now applied to the market level of liquidity premium to reflect the degree to which the liabilities are illiquid. The adjustment applied to various product lines is as follows:
■ 100% of full liquidity premium applied to Immediate Annuities, UK Bulk Purchase Annuities and Spanish cash flow matched business such as Financial Annuities;
■ 75% of full liquidity premium applied to participating contracts (both UK and Continental European types) and deferred annuities; and
■ 0% of full liquidity premium applied to all other products

The liquidity premium is applied to all components of the MCEV with the exception of the adjustment for the "look-through" into service company expenses. There is no term structure for the liquidity premium.

Risk premium - used for operating profit, Implied Discount Rates (IDR), Internal Rates of Return (IRR) and payback period
For life and pensions operating earnings, Aviva uses normalised investment returns. The normalised investment returns are expressed as a swap rate based on the typical duration of the assets held plus an asset risk premium. More detail is given in note
F1 - Basis of preparation.
      The use of asset risk premia only impacts operating earnings as expected returns reflect management's long-term expectations of asset returns in excess of the reference rate from investing in different asset classes. This assumption does not impact the embedded value or value of new business as asset risk premia are not recognised until earned. The asset risk premia set out in the table below are added to the ten year swap rate to calculate expected returns.

All territories	30 June 2014	30 June 2013	Full Year 2013	Full Year 2012
Equity risk premium	3.5%	3.5%	3.5%	3.5%
Property risk premium	2.0%	2.0%	2.0%	2.0%

Future returns on fixed interest investments are calculated from prospective yields less an adjustment for credit risk; this includes an adjustment for credit risk on all Eurozone sovereign debt.

Required capital and tax
				Tax rates1	Required capital (% EU minimum or equivalent)
	30 June 2014	30 June 2013	Full Year 2013	Full Year 2012	30 June 2014	30 June 2013	Full Year 2013
United Kingdom2	20.0%	20.0%	20.0%	23.0%	100%/200%	100%/200%	100%/200%
Ireland	12.5%	12.5%	12.5%	12.5%	180%	180.0%	180.0%
France	34.4%	34.4%	34.4%	34.4%	107.5%	107.5%	107.5%
Spain3	30.0%	30.0%	30.0%	30.0%	192.4%	197.0%	188.1%
Italy4	33.7%	34.3%	34.3%	34.3%	115.7%	222.0%	191.7%
Poland	19.0%	19.0%	19.0%	19.0%	125.5%	125.5%	125.5%

1 Current tax legislation and rates have been assumed to continue unaltered except where changes in future tax rates have been substantively enacted.

2    The required capital in the United Kingdom under MCEV is 100% for unit-linked and other non-participating business and annuity business with 200% for BPA business. In addition, the reattribution of the inherited estate has led       to additional capital being locked in to support the with-profit business, and this has been included within required capital.

3    This is the aggregate required capital for in force business in Spain. New business metrics continue to use management target levels of required capital (123% - 134% of EU minimum), which better reflects the capital requirements       of the new business.

4    This is the aggregate required capital level for in force business in Italy and reflects the current economic environment. Higher percentages in comparative periods reflect the inclusion of Eurovita at that time.

The main rate of UK Corporation tax was reduced to 21% from 1 April 2014, with a further reduction to 20% from 1 April 2015. This reduction to 20% is considered a known future change for MCEV purposes and has been reflected in the Group's MCEV net assets as at 30 June 2014.

F19 - Principal assumptions continued
Following the inclusion of the 3% dividend distribution tax in the France MCEV at 31 December 2013, Aviva has undertaken a review to ensure that dividend withholding taxes across the territories in which it does business are consistently treated in its results. As a result, the MCEV of Aviva's Turkish joint venture business has been adjusted to reflect the 15% withholding tax payable on distribution of profits to its Aviva Group UK shareholder. As this adjustment is a model refinement it has been made to the opening MCEV with an impact of £(19) million (net of tax and minority interest) presented within economic variances in note F3 and F10. Furthermore all components of MCEV profit during 2014 have also been adjusted to reflect the additional withholding tax due, which has had an impact of £(4) million (net of tax and minority interest) in the first six months of 2014.
      There has been a reduction in the tax rate in Italy from 34.3% to 33.7%, following the reduction in the regional tax on productive activities (IRAP) from 6.82% to 6.22%, with effect from 1 January 2014. The reduced rate has been used in the calculation of the MCEV results for the period ended 30 June 2014 with an impact of £2 million (net of tax and minority interests).

Other economic assumptions
Required capital relating to with-profit business is generally assumed to be covered by the surplus within the with-profit funds and no effect has been attributed to shareholders. Where the fund is insufficient and additional shareholder support is required, this is included within required capital, including the RIEESA in the UK. Bonus rates on participating business have been set at levels consistent with the economic assumptions. The distribution of profit between policyholders and shareholders within the with-profit funds assumes that the shareholder interest in conventional with-profit business in the UK and Ireland continues at the current rate of one-ninth of the cost of bonus. In the UK, two capital management actions have been taken that enable certain shareholder assets to be reflected on the regulatory balance sheet and the economic risk to be hedged more efficiently.  The first involved the transfer of certain assets and associated liabilities from the RIEESA to the New With Profits Sub Fund (NWPSF).  The second capital management action results in future shareholder transfers (that arise as bonuses are paid to policyholders) emerging in the NWPSF rather than the NPSF and this reduces the present value of in-force covered business with an offsetting increase in required capital and free surplus. These effects are presented within 'Other operating variances' in note F10.

(b) Economic assumptions - Stochastic calculations
The calculation of time value of options and guarantees allows for expected management and policyholder actions in response to varying future investment conditions. The management actions modelled include changes to asset mix, bonus rates and rates of interest and other guarantees granted to policyholders. Modelled policyholder actions are described under 'Non-economic assumptions'.

Model - United Kingdom
Swap rates are generated by a model, the LIBOR Market Model Plus (LMM+), which projects a full swap curve at monthly intervals.
Forward rates are assumed to have a distribution that lies between the log-normal and normal distributions. Although this no longer guarantees non-negative interest rates, it maintains interest rates within a more plausible range than the standard Libor Market Model, and gives a better fit to certain swaption volatility surfaces. The model is calibrated to volatilities for swaptions for ten year swaps for a range of option terms and strike rates. Swaption volatilities are taken from SuperDerivatives. Tests have been performed to ensure that sufficient scenarios have been used that the result converges to the stochastic value of the business being valued.
      The total annual return on equities is calculated as the return on one-year swaps plus an excess return. A stochastic volatility jump defusion model is used, which allows for varying levels of volatility over time and across strike prices. Option volatilities are taken from Markit.
      The model also generates property total returns and real yield curves, which are significant asset classes for the UK. In the absence of liquid market data, the property volatilities are based on historic data.
      Assumptions for correlations between asset classes have been set based on historic data.

Model - Europe and Asia
Swap rates are generated by a model, the LIBOR Market Model (LMM) that projects a full swap curve at monthly intervals. Forward rates are assumed to have a log-normal distribution which guarantees non-negative interest rates. The introduction of a liquidity premium results in a parallel shift in the underlying yield curve. The model is calibrated to at-the-money options of a variety of terms and tenors. Swaption volatilities are taken from SuperDerivatives. Tests have been performed to ensure that sufficient scenarios have been used that the result converges to the stochastic value of the business being valued.
      The total annual return on equities is calculated as the return on one-year swaps plus a liquidity premium, where applicable, plus an excess return. This excess return is generally modelled using a log-normal model where volatility varies by time horizon. This allows the model to capture the term structure of implied volatilities. For most business, the model is calibrated to at-the-money options for a variety of terms; the exception is the model in Poland which uses a fixed volatility based on historic data, given the lack of a deep and liquid market for options in Poland. Option volatilities are taken from Markit.
      Assumptions for correlations between asset classes have been set based on historic data.

Asset classes
The significant asset classes for UK participating business are equities, property and long-term fixed rate bonds. The most significant assumptions are the distribution of future long-term interest rates (nominal and real) and swaption implied volatilities.
      For many businesses, including France, the most important assets are fixed rate bonds of various durations. For Poland the most significant asset class is equity.

F19 - Principal assumptions continued
Summary statistics
Swaption implied volatilities
The implied volatility is that determined by Black-Scholes' formula to reproduce the market price of the option. The following table sets out the swaption implied volatilities.

	30 June 2014 Swap length				30 June 2013 Swap length				31 December 2013 Swap length
Option length	10 years	15 years	20 years	25 years	10 years	15 years	20 years	25 years	10 years	15 years	20 years	25 years
UK Sterling
10 years	18.3%	17.5%	16.8%	16.3%	17.8%	17.4%	17.0%	16.7%	16.3%	16.0%	15.5%	15.2%
15 years	16.7%	15.9%	15.2%	14.7%	16.3%	15.9%	15.4%	15.1%	15.4%	14.9%	14.2%	13.8%
20 years	16.1%	15.1%	14.2%	13.5%	15.9%	15.3%	14.6%	14.2%	15.1%	14.3%	13.5%	13.0%
25 years	15.6%	14.6%	13.5%	12.7%	15.8%	15.1%	14.5%	14.0%	14.9%	14.2%	13.2%	12.5%
Euro
10 years	24.0%	22.6%	21.8%	21.2%	23.8%	23.1%	22.4%	21.9%	23.3%	22.3%	21.7%	21.1%
15 years	23.4%	21.6%	20.1%	19.4%	24.8%	23.4%	21.7%	20.9%	23.3%	21.5%	20.2%	19.3%
20 years	23.3%	20.7%	18.7%	18.0%	24.7%	22.0%	19.6%	18.6%	23.0%	20.3%	18.4%	17.5%
25 years	22.5%	19.4%	17.4%	16.7%	23.0%	19.8%	18.2%	17.1%	21.8%	18.7%	16.9%	15.9%
Poland Zloty1
10 years	21.3%	20.7%	20.0%	19.3%	n/a	n/a	n/a	n/a	19.2%	19.0%	18.6%	18.1%
15 years	18.5%	17.8%	17.1%	16.3%	n/a	n/a	n/a	n/a	16.6%	16.3%	15.8%	15.2%
20 years	16.7%	16.0%	15.3%	14.6%	n/a	n/a	n/a	n/a	15.1%	14.7%	14.2%	13.6%
25 years	15.1%	14.4%	13.7%	13.1%	n/a	n/a	n/a	n/a	13.8%	13.3%	12.8%	12.3%

1 Based on implied volatilities from modelled returns.

Equity implied volatilities
The implied volatility is that determined by the Black-Scholes formula to reproduce the market price of the option, except for Poland as noted above. The following table sets out the equity implied volatilities.

	30 June 2014
Option length	UK	Ireland	France	Spain	Italy	Poland
5 years	17.8%	19.7%	19.7%	21.6%	19.7%	30.0%
10 years	20.4%	20.7%	20.7%	22.6%	20.7%	30.0%
15 years	20.8%	21.2%	21.2%	23.0%	21.2%	30.0%

	30 June 2013
Option length	UK	Ireland	France	Spain	Italy	Poland
5 years	21.7%	22.5%	22.5%	26.3%	22.5%	n/a
10 years	25.0%	23.1%	23.1%	27.0%	23.1%	n/a
15 years	26.9%	23.4%	23.4%	27.2%	23.4%	n/a

	31 December 2013
Option length	UK	Ireland	France	Spain	Italy	Poland
5 years	18.9%	20.1%	20.1%	23.4%	20.1%	30.0%
10 years	22.1%	20.6%	20.6%	24.1%	20.6%	30.0%
15 years	22.4%	21.4%	21.4%	24.7%	21.4%	30.0%

Property implied volatilities
Best estimate levels of volatility have been used in the absence of meaningful option prices from which implied levels of volatility can be derived.
      For the UK, model property implied volatility is 15% for 30 June 2014 (30 June 2013: 15%; 31 December 2013: 15%).

(c) Non-economic assumptions
Demographic assumptions
Assumed future mortality, morbidity and lapse rates have been derived from an analysis of Aviva's recent operating experience with a view to giving a best estimate of future experience. We have anticipated future changes in experience where that is appropriate, for example we have allowed for improvements in future policyholder longevity.
      We have set the assumptions based on a best estimate of shareholder outcomes. In particular, where the policyholder behaviour varies with economic experience, we have set assumptions which are dynamic, that is, vary depending on the economic assumptions.
      For example, surrender and option take up rate assumptions that vary according to the investment scenario under consideration have been used in the calculation of the time value of options and guarantees, based on our assessment of likely policyholder behaviour in different investment scenarios.
      Additionally, where demographic experience is not driven by economic scenarios but is asymmetric on a stand-alone basis, the best estimate assumption considers the weighted-average expected experience, not simply the median or most likely outcome.

F19 - Principal assumptions continued
Expense assumptions
Management expenses and operating expenses of holding companies attributed to life and related businesses have been included in the MCEV calculations and split between expenses relating to the acquisition of new business, the maintenance of business in-force and project expenses. Future expense assumptions include an allowance for maintenance expenses and a proportion of recurring project expenses. Certain expenses of an exceptional nature, when they occur, are identified separately and are generally charged as incurred. No future productivity gains have been anticipated, although in a number of start-up operations an allowance is made for the spreading of fixed costs over a larger volume of business. In the UK maintenance expense assumption changes in the current period are driven by expense savings as a result of continuing restructuring and process improvements, reducing the current and long-term cost base.
      Where subsidiary companies provide administration, investment management or other services to our life businesses, the value of profits or losses arising from these services have been included in the embedded value and value of new business.

Poland Pensions potential legislation change
During 2013 a review of the Pillar II Pensions system (OFE) was carried out and on 4 September 2013, the Polish government announced a preferred option to change the system, with the draft law being published on 10 October 2013. The changes are significant and in summary involved the transfer of over 50% of existing pensions assets to the state system along with an additional gradual transfer 10 years before retirement; in addition new premiums will be credited to the state system unless pension scheme members specifically state otherwise.
      The document enacting the law was signed by the President on 27 December 2013 and became law on 1 February 2014. Given the scale of the changes, the impact on the value of the Poland pensions business at 31 December 2013 was significant, reducing the value in force  by £236 million (net of tax and minority interests), based on an assumption of 70% of existing customers directing future premiums to the state system. This has been revised to 97% at 30 June 2014 following experience during the first half of the year. The impact of this at 30 June 2014 has been to further reduce the value in force by £38 million (net of tax and minority interests).

UK budget announcement on annuity reform
On 19 March 2014, the UK Chancellor of the Exchequer announced new legislation that removes the requirement for people who are retiring to take their defined contribution pension as an annuity. From April 2015 anyone who is aged 55 or over will be able to take their entire pension fund as cash, although only the first 25% will be tax-free. The remaining 75% of the fund will be taxed at the saver's marginal rate.
      Following the announcement, Aviva has experienced decreased demand for annuities in the UK, although the average size of annuities has increased and annuities still play a central role in post-retirement financial planning as a tax efficient method of securing a guaranteed lifetime income. The reforms are expected to have an influence on policyholder behaviour, however the impact is uncertain given the recent timing of the announcement, and consequently no adjustment has been made to any assumption at HY14.

UK pension scheme charge caps and commission
On 27 March 2014 the Pensions Minister announced that fees on default funds in auto-enrolment schemes would be capped at 0.75% p.a. from April 2015; and both active member discounts and commission payments will not be permitted from April 2016. Further clarification on certain aspects of the announcement is expected in the second half of 2014. Based on the available information, Aviva's response has been to:
■ Apply a cap on annual management charges on default funds of 0.75% p.a.
■ Set the active charge equal to the scheme annual management charge where an active member discount has previously been applied
■ Remove commission and fund based consultancy charges
■ Reduce annual management charges to allow for the removal of commission.

The expected impact on MCEV has been estimated as £150 million and this amount has been deducted from the value-in-force at HY14, thereby reducing the closing MCEV.

Non-hedgeable risk
For the balance sheet and operating profit, a charge of 3.9% (HY13: 3.6%; FY13: 3.9%) has been applied to the group-diversified capital required on a 1-in-200 one-year basis over the remaining lifetime of in-force business. The charge is set so as to give an aggregate allowance that is in excess of the expected operational risk costs arising from the in-force covered business over its remaining lifetime. The increase in the charge since HY13 results from a reassessment of the group diversification benefit.
      The capital levels used are projected to be sufficient to cover non-hedgeable risks at the 99.5% confidence level one-year after the valuation date. The capital is equal to the capital from the ICA results for those risks considered including allowance for management actions consistent with the base MCEV. Diversification benefits are included between non-hedgeable risks of the covered business. No diversification benefit is assumed with hedgeable risks of the covered business or with non-covered business in general. The capital has been projected as running off over the remaining life of the in-force portfolio in line with the drivers of the capital requirement.
      In addition to the operational risk allowance, financial non-hedgeable risks and other product level asymmetries have been allowed for. These allowances are not material as significant financial non-hedgeable risks and product level asymmetries are either modelled explicitly and included in the TVOG or are included in the PVFP through the use of appropriate best estimate assumptions.

Other
It has been assumed that there will be no changes to the methods and bases used to calculate the statutory technical provisions and current surrender values, except where driven by varying future investment conditions under stochastic economic scenarios.

F19 - Principal assumptions continued
(d) Held for sale operations, sold operations and other disposals
During the first half of 2014, certain life covered operations were either sold or re-classified from held for sale (consistent with the IFRS classification).

US long - term business
On 21 December 2012 the Group announced that it had agreed to sell the US life operations, consisting of Aviva Life and Annuity Company and the associated internal asset management operations of Aviva Investors North America, Inc, to Athene Holding Ltd for consideration of £1.0 billion including the shareholder loan (£1.1 billion including repayment of external loan) and these operations were classified as held for sale.
      The sale of the Aviva US business completed on 2 October 2013 and the transaction proceeds received were based on the estimated earnings and other improvements in the statutory surplus over the period from 30 June 2012 to 30 September 2013. The final purchase price is subject to customary completion adjustments. The process to agree completion adjustments is on-going and is expected to complete in the second half of 2014. Until the outcome of this process is known there remains uncertainty on the final determination of the completion adjustment. The transaction resulted in a profit on disposal of £808 million in 2013, reflecting management's best estimate of the completion adjustments.

Italian long - term business - Eurovita
During 2013 the Italian long-term business Eurovita Assicurazioni S.p.A ("Eurovita") was classified as held for sale, as a result of management determining that the value of this business will principally be recovered through sale. Following classification as held for sale, Eurovita, included with the "Europe" operating segment, was re-measured to fair value less cost to sell resulting in a decrease to the closing MCEV at 31 December 2013 of £17 million. This figure has increased since FY13 due to the MCEV restatement, which increased the MCEV of Eurovita but had no impact on the sale price. The disposal completed on 30 June 2014 with net proceeds of £32 million and loss on sale of £3 million.

Korean long - term business
During 2013, the Group's Korean joint venture business, Woori Aviva Life Insurance ("WALI"), was classified as held for sale following the decision of management to seek to dispose of the business. Following classification as held for sale, WALI, included within the "Asia" operating segment, was re-measured to fair value less cost to sell, resulting in an increase to the closing MCEV at 31 December 2013 of £48 million. The disposal completed on 27 June 2014 with net proceeds of £17 million and profit on sale of £6 million.

Indonesian long - term business
During 2013, the Group's 60% stake in the Indonesian business "Aviva Indonesia" was classified as held for sale following the intention to structure the business as a joint venture where Aviva's ownership is 50%. Following classification as held for sale, Aviva Indonesia was re-measured to fair value less cost to sell, resulting in an increase to the closing MCEV at 31 December 2013 of £4 million.
      The restructure completed on 26 May 2014 with a loss of £6 million and this business is included in the consolidated statement of financial position at its closing MCEV.

Other held for sale operations
During 2014 it was determined that the value of the Group's Taiwan joint venture, First - Aviva Life Insurance Co Ltd would no longer be recovered principally through a sale. As a result, the business was reclassified out of 'assets of operations held for sale'. Consequently, this business is included in the consolidated statement of financial position at its closing MCEV.

Held for sale operations in the comparative periods
During 2013 several additional operations were held for sale which have now been sold. Details are as follows:
■ Aseval Aseguradora Valenciana, Sociedad Anonima de Seguros y Reaseguros ("Aseval") was sold to Bankia SA ("Bankia") on 24 April 2013.
■ Aviva Life Holdings Ireland Limited ("ALHI") sold Ark Life Assurance Company ("Ark Life") to Allied Irish Bank ("AIB") on 8 March 2013.
■ The Group's Malaysian joint ventures were sold to Sun Life Assurance Company of Canada on 12 April 2013
■ Aviva Russia was sold to Blagosostoyanie on 8 April 2013
■ The Group's Romanian pensions business was sold on 7 May 2013
■ Aviva transferred 16% of its holdings in its Polish joint venture business to Bank Zachodni WBK S.A., its partner in these operations, on 20 December 2013

F19 - Principal assumptions continued
(e) Other assumptions
Valuation of debt
Borrowings in the MCEV consolidated statement of financial position are valued on an IFRS basis, consistent with the IFRS primary financial statements. At 30 June 2014 the market value of the Group's external debt, subordinated debt, preference shares including General Accident plc preference shares of £250 million (classified as non-controlling interests) and direct capital instrument was £7,486 million (30 June 2013: £7,499 million; 31 December 2013: £7,573 million).

	6 months 2014 £m	6 months 2013 £m	Full Year 2013 £m
Borrowings per summarised consolidated statement of financial position - MCEV basis	6,944	8,254	7,819
Add: Amount included in held for sale	-	212	29
Less: Securitised mortgage funding	(1,340)	(1,284)	(1,313)
Borrowings excluding non-recourse funding - MCEV basis	5,604	7,182	6,535
Less: Operational financing by businesses	(771)	(1,721)	(1,410)
External debt and subordinated debt - MCEV basis	4,833	5,461	5,125
Add: Preference shares (including General Accident plc), direct capital instrument and fixed rate tier 1 notes	1,832	1,832	1,832
External debt, subordinated debt, preference shares, direct capital instrument and fixed tier 1 notes - MCEV basis	6,665	7,293	6,957
Effect of marking these instruments to market	821	206	616
Market value of external debt, subordinated debt, preference shares, direct capital instrument and fixed rate tier 1 notes	7,486	7,499	7,573

Exchange rates
The Group's principal overseas operations during the period were located within the Eurozone and Poland. The results and cash flows of these operations have been translated into sterling at the average rates for the period and the assets and liabilities have been translated at the period end rates as follows:

	6 months 2014	6 months 2013	Full Year 2013
Eurozone
Average rate (€1 equals)	£0.82	£0.85	£0.85
Period end rate (€1 equals)	£0.80	£0.86	£0.83
Canada
Average rate ($CAD1 equals)	£0.55	£0.64	£0.62
Period end rate ($CAD1 equals)	£0.55	£0.62	£0.57
Poland
Average rate (PLN1 equals)	£0.20	£0.20	£0.20
Period end rate (PLN1 equals)	£0.19	£0.20	£0.20
United States
Average rate ($US1 equals)	£0.60	£0.65	£0.64
Period end rate ($US1 equals)	£0.58	£0.66	£0.60

F20 - Sensitivity analysis

(a) Economic assumptions
The following tables show the sensitivity of the embedded value and the value of new business to:
■ 10 basis point increase in the liquidity premium adjustment, where applicable;

■ one percentage point increase and decrease in the risk-free rate with a floor of 0%, including all consequential changes (including assumed investment returns for all asset classes, market values of fixed interest assets, risk         discount rates);

■ 10% increase and decrease in market values of equity and property assets;
■ 25% multiplicative increase in equity, property and swaption volatilities;
■ 50 basis point increase and decrease in credit spreads with no change to liquidity premium; and
■ decrease in the level of required capital to 100% EU minimum (or equivalent).

In each sensitivity calculation, all other assumptions remain unchanged except where they are directly affected by the revised economic conditions. For example, future bonus rates are automatically adjusted to reflect sensitivity changes to future investment returns. Some of the sensitivity scenarios may have consequential effects on valuation bases, where the basis for certain blocks of business is actively updated to reflect current economic circumstances. Consequential valuation impacts on the sensitivities are allowed for where an active valuation basis is used. Where businesses have a target asset mix, the portfolio is re-balanced after a significant market movement otherwise no re-balancing is assumed.
      For new business, the sensitivities reflect the impact of a change immediately after inception of the policy.
      In general, the magnitude of the sensitivities will reflect the size of the embedded values, though this will vary as the sensitivities have different impacts on the different components of the embedded value. In addition, other factors can have a material impact, such as the nature of the options and guarantees, as well as the types of investments held.
      The credit spread sensitivities assume that the change relates to credit risk and not liquidity risk; in practice, credit spread movements may be partially offset due to changes in liquidity risk. Own sovereign debt is excluded from credit spread sensitivities.
      Sensitivities will also vary according to the current economic assumptions, mainly due to the impact of changes to both the intrinsic cost and time value of options and guarantees. Options and guarantees are the main reason for the asymmetry of the sensitivities where the guarantee impacts to different extents under the different scenarios.

Life and related business embedded value
			Interest rates
30 June 2014 Embedded value (net of non-controlling interests)	As reported in F12 £m	10bp increase in adjustment to risk-free rates £m	1% increase £m	1% decrease £m	25% increase in swaption implied volatilities £m
United Kingdom & Ireland	8,421	270	(160)	125	(5)
France	3,582	60	85	(285)	(160)
Poland, Italy, Spain and Other Europe	2,326	5	(55)	65	-
Asia and Other	980	-	25	(55)	(5)
Total	15,309	335	(105)	(150)	(170)

		Equity/property			Credit spread
30 June 2014 Embedded value (net of non-controlling interests)	As reported in F12 £m	10% increase in market values £m	10% decrease in market values £m	25% increase in volatility £m	50bps increase £m	50bps decrease £m	EU minimum capital or equivalent £m
United Kingdom & Ireland	8,421	125	(145)	(110)	(1,015)	1,095	-
France	3,582	270	(275)	(145)	(40)	40	25
Poland, Italy, Spain and Other Europe	2,326	35	(35)	(15)	(25)	25	5
Asia and Other	980	15	(15)	(5)	(20)	20	15
Total	15,309	445	(470)	(275)	(1,100)	1,180	45

F20 - Sensitivity analysis continued
New business
			Interest rates
30 June 2014 Value of new business (net of tax and non-controlling interests)	As reported in F14 £m	10bp increase in adjustment to risk-free rates £m	1% increase £m	1% decrease £m	25% increase in swaption implied volatilities £m
United Kingdom & Ireland	147	4	(4)	5	-
France	66	-	3	(9)	(3)
Poland, Italy, Spain and Other Europe	46	-	(3)	2	-
Asia and Other	54	-	5	(7)	-
Total	313	4	1	(9)	(3)

		Equity/property			Credit spread
30 June 2014 Value of new business (net of tax and non-controlling interests)	As reported in F14 £m	10% increase in market values £m	10% decrease in market values £m	25% increase in volatility £m	50bps increase £m	50bps decrease £m	EU minimum capital or equivalent £m
United Kingdom & Ireland	147	-	-	-	(17)	18	-
France	66	5	(3)	(1)	(2)	1	-
Poland, Italy, Spain and Other Europe	46	-	-	-	-	-	-
Asia and Other	54	-	-	-	-	-	1
Total	313	5	(3)	(1)	(19)	19	1

(b) Non-economic assumptions
The following tables below show the sensitivity of the embedded value and the value of new business to the following changes in non-economic assumptions:

■ 10% decrease in maintenance expenses (a 10% sensitivity on a base expense assumption of £10 pa would represent an expense assumption of £9 pa). Where there is a "look through" into service company expenses the fee        charged by the service company is unchanged while the underlying expense decreases;

■ 10% decrease in lapse rates (a 10% sensitivity on a base assumption of 5% pa would represent a lapse rate of 4.5% pa); and
■ 5% decrease in both mortality and morbidity rates disclosed separately for life assurance and annuity business.

No future management actions are modelled in reaction to the changing non-economic assumptions. In each sensitivity calculation all other assumptions remain unchanged. No changes to valuation bases have been included.

Life and related business embedded value
30 June 2014 Embedded value (net of non-controlling interests)	As reported in F12 £m	10% decrease in maintenance expenses £m	10% decrease in lapse rates £m	5% decrease in mortality/ morbidity rates - life assurance £m	5% decrease in mortality/ morbidity rates - annuity business £m
United Kingdom & Ireland	8,421	220	90	195	(380)
France	3,582	110	40	25	(25)
Poland, Italy, Spain and Other Europe	2,326	40	95	25	-
Asia and Other	980	35	30	25	-
Total	15,309	405	255	270	(405)

New business
30 June 2014 Value of new business (net of tax and non-controlling interests)	As reported in F14 £m	10% decrease in maintenance expenses £m	10% decrease in lapse rates £m	5% decrease in mortality/ morbidity rates - life assurance £m	5% decrease in mortality/ morbidity rates - annuity business £m
United Kingdom & Ireland	147	16	6	19	(3)
France	66	2	2	1	-
Poland, Italy, Spain and Other Europe	46	3	6	1	-
Asia and Other	54	3	2	1	-
Total	313	24	16	22	(3)

Directors' responsibility statement

Statement of directors' responsibilities in respect of the Market Consistent Embedded Value (MCEV) basis
When compliance with the European Insurance CFO Forum Market Consistent Embedded Value Principles (MCEV Principles), published in October 2009, is stated, those principles require the directors to prepare supplementary information in accordance with the methodology contained in the MCEV Principles and to disclose and explain any non-compliance with the guidance included in the MCEV Principles.
      In preparing this supplementary information, the directors have done so in accordance with these MCEV principles with the exception of stating held for sale operations as at 30 June 2013 and 31 December 2013 at their expected fair value, as represented by expected sales proceeds, less cost to sell at those dates and have also complied with the guidance as set out in the basis of preparation. Specifically the directors have:
■ determined assumptions on a realistic basis, having regard to past, current and expected future experience and to relevant external data, and then applied them consistently;
■ made estimates that are reasonable and consistent; and,

■ provided additional disclosures when compliance with the specific requirements of the MCEV Principles is insufficient to enable users to understand the impact of particular transactions, other events and conditions and the        Group's financial position and financial performance.

Information on the current directors responsible for providing this statement can be found on the Company's website http://www.aviva.com/investor-relations/corporate-governance/board-of-directors/

By order of the Board

Thomas D. Stoddard
Chief financial officer
6 August 2014

Independent review report to Aviva plc

Report on the consolidated MCEV financial statements
Our qualified conclusion
We have reviewed the consolidated MCEV financial statements, defined below, in the half year report of Aviva Plc ("the half year report") for the six months ended 30 June 2014. Based on our review, except for the effects of the matter described in the 'Basis for qualified conclusion' paragraph below, nothing has come to our attention that causes us to believe that the consolidated MCEV financial statements are not prepared, in all material respects, in accordance with the European Insurance CFO Forum MCEV Principles issued in June 2008 and as amended in October 2009 ("CFO Forum Principles") and the Basis of Preparation set out on pages 121 to 126.
      This conclusion is to be read in the context of what we say in the remainder of this report.

Basis for qualified conclusion
Our qualified conclusion is in relation to the preparation of the consolidated MCEV financial statements for the half year ended 30 June 2013 and year ended 31 December 2013 and the related impacts on the comparability of the financial information in the current period with these prior periods.
      As explained in Note F1 - Basis of Preparation to the consolidated MCEV financial statements, the net assets of held for sale operations were stated at their expected fair value less costs to sell from the year ended 31 December 2012 until their disposal in the year ended 31 December 2013 because the directors believed this to be a better assessment of the value to shareholders' from these operations. At 1 January 2013, the carrying value of the held for sale operations was £1,264 million in excess of their MCEV. Following the disposal of the held for sale operations during the year ended 31 December 2013, the profit on disposal and remeasurement of subsidiaries and associates was calculated as the difference between the expected fair value less costs to sell at 1 January 2013 and the actual fair value of the consideration received less transaction costs. By stating the held for sale operations at a value in excess of their MCEV up to the date of disposal the consolidated MCEV financial statements did not comply with the CFO Forum Principles in the comparative periods. If the consolidated MCEV financial statements had been prepared in accordance with the CFO Forum Principles the profit for the year ended 31 December 2013 would have increased by £1,264 million to £4,497 million. It is not practicable for us to quantify the effect of the non-compliance for the half year ended 30 June 2013.

What we have reviewed
The consolidated MCEV financial statements, which are prepared by Aviva plc, comprise:
■ the consolidated income statement - MCEV basis for the six months ended 30 June 2014;
■ the consolidated statement of comprehensive income - MCEV Basis for the six months ended 30 June 2014;
■ the consolidated statement of changes in equity - MCEV basis for the six months ended 30 June 2014;
■ the consolidated statement of financial position - MCEV basis as at 30 June 2014;
■ the reconciliation of shareholders' equity on IFRS and MCEV bases as at 30 June 2014;
■ the reconciliation of IFRS total equity to Life MCEV as at 30 June 2014;
■ the reconciliation of IFRS total equity to Life MCEV net worth as at 30 June 2014;
■ the group MCEV analysis of earnings for the six months ended 30 June 2014; and
■ the explanatory notes to the consolidated MCEV financial statements.

We have reported separately on the condensed consolidated financial statements of Aviva plc prepared on an IFRS basis for the six months ended 30 June 2014. The information contained in the consolidated MCEV financial statements should be read in conjunction with the condensed consolidated financial statements prepared on an IFRS basis, included within the half year report.
The consolidated MCEV financial statements included in the half year report have been prepared in accordance with the CFO Forum Principles and the Basis of Preparation set out on pages 121 to 126.

What a review of consolidated MCEV financial statements involves
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.
      A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.
      We have read the other information contained in the half year report of Aviva plc for the six months ended 30 June 2014 and considered whether it contains any apparent misstatements or material inconsistencies with the information in the consolidated MCEV financial statements.

Responsibilities for the consolidated MCEV financial statements and the review
Our responsibilities and those of the directors
The half year report, including the consolidated MCEV financial statements, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half year report in accordance with the Disclosure and Transparency Rules of the United Kingdom's Financial Conduct Authority, and for preparing the consolidated MCEV financial statements in accordance with the CFO Forum Principles and the Basis of Preparation set out on pages 121 to 126.
      Our responsibility is to express to the company a conclusion on the consolidated MCEV financial statements in the half year report based on our review. This report, including the conclusion, has been prepared for and only for the company for the purpose of complying with the CFO Forum Principles and the Basis of Preparation set out on pages 121 to 126 and for no other purpose. We do not, in giving this conclusion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

PricewaterhouseCoopers LLP
Chartered Accountants
London
6 August 2014

Notes:

(a)  The maintenance and integrity of the Aviva plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no        responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website.

(b) Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

This page is intentionally left blank

Other information

In this section	Page
Glossary	160
Shareholder services	164

Glossary

Product definitions
Annuities
A type of policy that pays out regular amounts of benefit, either immediately and for the remainder of a person's lifetime, or deferred to commence from a future date. Immediate annuities may be purchased for an individual and his or her dependants or on a bulk purchase basis for groups of people. Deferred annuities are accumulation contracts, which may be used to provide benefits in retirement. Annuities may be guaranteed, unit-linked or index-linked.

Bonds and savings
These are accumulation products with single or regular premiums and unit-linked or guaranteed investment returns.

Critical illness cover
Pays out a lump sum if the insured person is diagnosed with a serious illness that meets the plan definition.

Deferred annuities
An annuity (or pension) due to be paid from a future date or when the policyholder reaches a specified age. A deferred annuity may be funded by a policyholder by payment of a series of regular contributions or by a capital sum.

General insurance
Also known as non-life or property and casualty insurance. Property insurance covers loss or damage through fire, theft, flood, storms and other specified risks. Casualty insurance primarily covers losses arising from accidents that cause injury to other people or damage the property of others.

Group pension
A pension plan that covers a group of people, which is typically purchased by a company and offered to their employees.

Health insurance
Provides cover against loss from illness or bodily injury. Can pay for medicine, visits to the doctor, hospital stays, other medical expenses and loss of earnings, depending on the conditions covered and the benefits and choices of treatment available on the policy.

Income drawdown
The policyholder can transfer money from any pension fund to an income drawdown plan from which they receive an income. The remainder of the pension fund continues to be invested, giving it the potential for growth.

Investment sales
Comprise retail sales of mutual fund-type products such as unit trusts, individual savings accounts (ISAs) and open ended investment companies (OEICs).

Individual savings account (ISAs)
Tax-efficient plans for investing in stocks and shares, cash deposits or life insurance investment funds, subject to certain limits.

Mortgage endowment
An insurance contract combining savings and protection elements which is designed to repay the principal of a loan or mortgage.

Mortgage life insurance
A protection contract designed to pay off the outstanding amount of a mortgage or loan in the event of death of the insured.

Open ended investment company (OEIC)
A collective investment fund structured as a limited company in which investors can buy and sell shares.

Pension
A means of providing income in retirement for an individual and possibly his/her dependants.

Personal pension
A pension plan tailored to the individual policyholder, which includes the options to stop, start or change their payments.

Protection
An insurance contract that protects the policyholder or his/her dependants against financial loss on death or ill-health.

Regular premium
A series of payments are made by the policyholder, typically monthly or annually, for part of or all of the duration of the contract.

Collective investment scheme (SICAVs)
This is an open-ended investment fund, structured as a legally independent joint stock company, whose units are issued in the form of shares.

Single premium
A single lump sum is paid by the policyholder at commencement of the contract.

Stakeholder pensions
Low cost and flexible pension plans available in the UK, governed by specific regulations.

Term assurance
A simple form of life insurance, offering cover over a fixed number of years during which a lump sum will be paid out if the life insured dies.

Unit trusts
A form of open ended collective investment constituted under a trust deed, in which investors can buy and sell units.

Whole life
A protection policy that remains in force for the insured's whole life; a lump sum will be paid out on death. Traditional whole life contracts have fixed premium payments that typically cannot be missed without lapsing the policy. Flexible whole life contracts allow the policyholder to vary the premium and/or amount of life cover, within certain limits.

General terms

Annual premium equivalent (APE)
Used as a measure of annual sales, taking the annual premium of regular premium contract plus 10% of single premium contract.

Available for sale (AFS)
Securities that have been acquired neither for short-term sale nor to be held to maturity. These are shown at fair value on the statement of financial position and changes in value are taken straight to equity instead of the income statement.

Association of British Insurers (ABI)
A major trade association for UK insurance companies, established in July 1985.

Acquired value of in force (AVIF)
The present value of future profits on a portfolio of long-term insurance and investment contracts, acquired either directly or through the purchase of a subsidiary.

Bancassurance
An arrangement whereby banks and building societies sell insurance and investment products to their customers on behalf of other financial providers.

Combined operating ratio (COR)
General insurance COR is calculated as incurred claims expressed as a percentage of net earned premiums, plus written commissions and written expenses expressed as a percentage of net written premiums.

Deferred acquisition costs (DAC)
The costs directly attributable to the acquisition of new business for insurance and investment contracts may be deferred to the extent that they are expected to be recoverable out of future margins in revenue on these contracts.

Fair value
The price that would be received to sell or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e. an exit price).

Financial Conduct Authority (FCA)
Is one of the two bodies (along with the PRA) which replaced the Financial Services Authority from the 1 April 2013. The FCA is a company limited by guarantee and is independent of the Bank of England. It is responsible for the conduct business regulation of all firms (including those firms subject to prudential regulation by the PRA) and the prudential regulation of firms not regulated by the PRA. The FCA has three statutory objectives: securing an appropriate degree of protection for consumers, protecting and enhancing the integrity of the UK financial system and promoting effective competition in the interests of consumers.

Gross written premiums
The total earnings or revenue generated by sales of insurance products, before any reinsurance is taken into account. Not all premiums written will necessarily be treated as income in the current financial year, because some of them could relate to insurance cover for a subsequent period.

Independent Financial Advisers (IFAs)
A person or organisation, authorised under the FCA, to give independent advice on financial matters.

Internal rate of return (IRR)
A discount rate used to measure profitability. The rate used is that which will bring a series of cash flows to a net present value of nil.

International financial reporting standards (IFRS)
These are accounting regulations designed to ensure comparable statement of financial position preparation and disclosure, and are the standards that all publicly listed companies in the European Union are required to use.

Inherited estate
In the UK, the assets of the long-term with-profit funds less the realistic reserves for non-profit policies written within the with-profit funds, less asset shares aggregated across the with-profit policies and any additional amounts expected at the valuation date to be paid to in-force policyholders in the future in respect of smoothing costs and guarantees.

Long-term and savings business
Collective term for life insurance, pensions, savings, investments and related business.

Net written premiums
Total gross written premiums for the given period, minus premiums paid over or 'ceded' to reinsurers.

New business strain (NBS)
The name given to an initial impact on shareholders' net assets when an insurance contract is sold. This "strain" arises because, in addition to meeting costs associated with the sale of contracts, insurance companies must meet capital and reserving requirements at the outset of a contract that are often significantly higher than the premiums received.

Operating expense ratio
The Group operating expense ratio is calculated as the Group's operating expenses from continuing operations expressed as a percentage of the Group's operating profit from continuing operations before Group debt costs and operating expenses.

Operating profit
This is a non-GAAP financial performance measure also referred to as adjusted operating profit or operating profit (IFRS basis). It is based on expected investment returns and stated before tax and before non-operating items including impairment of goodwill, exceptional and other items.

Present value of new business (PVNBP)
Present value of new regular premiums plus 100% of single premiums, calculated using assumptions consistent with those used to determine the value of new business under Market Consistent Embedded Value (MCEV) principles published by the CFO Forum.

Prudential Regulatory Authority (PRA)
Is one of the two bodies (along with the FCA) which replaced the Financial Services Authority from the 1 April 2013. The PRA is a part of the Bank of England and is responsible for the prudential regulation of deposit taking institutions, insurers and major investment firms. The PRA has two statutory objectives: to promote the safety and soundness of these firms and, specifically for insurers, to contribute to the securing of an appropriate degree of protection for policyholders.

Solvency II
These are insurance regulations designed to harmonise EU insurance regulation. Primarily this concerns the amount of capital that European insurance companies must hold under a measure of capital and risk. Solvency II is due to become effective from 1 January 2016.

UK Corporate Governance Code
The code sets out guidance in the form of principles and provisions on how companies should be directed and controlled to follow good governance practice.

Value of new business (VNB)
VNB is the present value of future profits from new business written at the point of sale. It is calculated on a market consistent basis using economic assumptions set at the start of each quarter and the same operating assumptions as those used to determine the embedded value at the end of the reporting period and is stated after the effect of any frictional costs. Unless otherwise stated, it is quoted net of tax and non-controlling interests.

Market Consistent Embedded Value

(MCEV) terms

Asymmetric risk
Risks that will cause shareholder profits to vary where the variation above and below the average are not equal in distribution.

CFO Forum
The CFO Forum (www.cfoforum.nl) is a group formed by the chief financial officers of major European listed and non-listed insurance companies. Its aim is to discuss issues relating to proposed new accounting regulations for their businesses and how they can create greater transparency for investors.

Cost of non-hedgeable risks
This is the cost of undertaking those risks for which a deep and liquid market in which to hedge that risk does not exist. This can include both financial risks and non-financial risks such as mortality, persistency and expense.

Covered business
The contracts to which the MCEV methodology has been applied.

Financial options and guarantees
Features of the covered business conferring potentially valuable guarantees underlying, or options to change, the level or nature of policyholder benefits and exercisable at the discretion of the policyholder, whose potential value is impacted by the behaviour of financial variables.

Free surplus
The amount of any capital and surplus allocated to, but not required to support, the in-force covered business.

Frictional costs
The additional taxation and investment costs incurred by shareholders through investing the Required Capital in the Company rather than directly.

Group MCEV
A measure of the total consolidated value of the Group with covered life business included on an MCEV basis and non-covered business (including pension schemes and goodwill) included on an IFRS basis.

Gross risk-free yields
Gross of tax yields on risk-free fixed interest investments, generally swap rates under MCEV.

Implicit items
Amounts allowed by local regulators to be deducted from capital amounts when determining the EU required minimum margin.

Life business
Subsidiaries selling life and pensions contracts that are classified as covered business under MCEV.

Life MCEV
The MCEV of covered business as at the reporting date.

Liquidity premium
An addition to the risk-free rate used when projecting investment returns and discounting cash flows on certain types of contracts where the liabilities are illiquid and have cash flows that are predictable.

Look-through basis
Inclusion of the capitalised value of profits and losses arising from subsidiary companies providing administration, investment management and other services to the extent that they relate to covered business.

Market consistent embedded value (MCEV)
A measure of the value of a life business to its shareholders. It is the sum of shareholders net assets and today's value of the future profits that are expected to emerge from business already written, where the assumptions used to calculate future profits are consistent with current market prices for traded assets.

Net worth
The market value of the shareholders' funds and the shareholders' interest in the surplus held in the non-profit component of the long-term business funds, determined on a statutory solvency basis and adjusted to add back any non-admissible assets, and consists of the required capital and free surplus.

New business margin
New business margins are calculated as the value of new business divided by the present value of new business premiums (PVNBP), and expressed as a percentage.

Real world equivalent Embedded Value (EqEV)
As for other embedded value measures, EqEV is a way of measuring the current value to shareholders of the in-force portfolio of a life and pensions business. EqEV includes the value of future profits and uses a set of realistic assumptions, including real world expected investment returns, allowing for the impact of the uncertainty in these returns in the risk discount rate.

Required capital
The amount of assets, over and above the value placed on liabilities in respect of covered business, whose distribution to shareholders is restricted.

Service companies
Companies providing administration or fund management services to the covered business.

Solvency cover
The excess of the regulatory value of total assets over total liabilities, divided by the regulatory value of the required minimum solvency margin.

Statutory basis
The valuation basis and approach used for reporting financial statements to local regulators.

Stochastic techniques
Techniques that allow for the potential future variability in assumptions.

Symmetric risks
Risks that will cause shareholder profits to vary where the variation above and below the average are equal and opposite. Financial theory says that investors do not require compensation for non-market risks that are symmetrical as the risks can be diversified away by investors.

Time value and intrinsic value
A financial option or guarantee has two elements of value, the time value and intrinsic value. The intrinsic value is the discounted value of the option or guarantee at expiry, assuming that future economic conditions follow best estimate assumptions. The time value is the additional value arising from uncertainty about future economic conditions.

Shareholder services

2014 financial calendar
Announcement of third quarter Interim Management Statement	30 October 2014

Annual General Meeting (AGM)

■ The voting results for the 2014 AGM, including proxy votes and votes withheld, can be viewed on our website at www.aviva.com/agm.  There, you will also find a webcast of the formal business of the meeting and information         relating to Aviva's annual general meetings since 2002.

Dividends
2014 interim dividend dates - ordinary shares
Ex-dividend date*	9 October 2014
Record date	10 October 2014
Dividend payment date *	17 November 2014
Last day for Dividend Reinvestment Plan election	27 October 2014

* Please note that the ADR ex-dividend date will be 8 October 2014. The ADR dividend payment date will be 21 November 2014.

■ Dividends on ordinary shares are normally paid in May and November - please see the table above for the key dates in respect of the 2014 interim dividend.
■ Dividends on preference shares are normally paid in March, June, September and December - please visit www.aviva.com/preferenceshares for the latest dividend payment dates.
■ Holders of ordinary and preference shares will receive any dividends payable in sterling and holders of ADRs will receive any dividends payable in US dollars.

Direct credit of dividend payments

■ If you would like to have your cash dividends paid directly into your bank or building society account, please visit www.aviva.com/dividendmandate for more information or contact the Company's Registrar, Computershare         Investor Services Plc (Computershare), using the contact details overleaf.

Overseas global dividend service

■ The Global Payments Service provided by Computershare enables shareholders living overseas to elect to receive their dividends in a choice of over 65 international currencies.  For further details and fees for this service please        visit www.investorcentre.co.uk/faq and select the Dividends and Payments tab, followed by Global Payment Service.

Dividend Reinvestment Plan

■ Computershare operates a Dividend Reinvestment Plan where you can choose to have the cash dividends paid on your Aviva ordinary shares used to purchase additional shares. Full details can be found at        www.aviva.com/dividends or by contacting Computershare (contact details overleaf)

Online Shareholder Services

View and manage your holdings online
Aviva ordinary shareholders, preference shareholders and ADR holders can view, find general information and manage their shareholding online by visiting
www.aviva.com/investor-relations/shareholder-services

To register you will require your Shareholder Reference Number (11 digit number beginning with a C, I, or G) which you will find on your latest dividend stationery or any share certificate issued since 4 July 2011.

On the site, you can:

■ View your shareholding;
■ Change your personal details;
■ Switch to electronic communications;
■ View your transaction and payment history;
■ View your dividend election;
■ Arrange direct credit of dividend payments; and

■ Access a guide for shareholders (which includes: frequently asked questions, information about the Aviva Share Account, current and historic ordinary share and ADR prices, dividend dates, share dealing information and,         when available, presentations from Aviva's senior management).

■ View recent Company reports

ShareGift
Small parcels of shares, which may be uneconomic to sell on their own, can be donated to ShareGift - the share donation charity (Registered Charity number 1052686). ShareGift transfers these holdings into their name, aggregates them, and uses the proceeds to support a wide range of UK registered charities based on donor suggestion. They can also accept larger donations of shares.

If you would like further details about ShareGift, please visit www.sharegift.org or telephone them on +44 (0)20 7930 3737.

Be on your guard - beware of fraudsters!
Please be very wary of any unsolicited telephone calls or correspondence offering to buy shares at a discount or offering free financial advice or company reports. Boiler rooms use increasingly sophisticated means to approach investors and often leave their victims out of pocket. The Financial Conduct Authority (FCA) has found that most share fraud victims are experienced investors who lose an average of £20,000. The FCA has provided tips on how to protect your savings which you can find at www.fca.org.uk/scams.
■ Remember: if it sounds too good to be true, it probably is!
■ Keep in mind that firms authorised by the FCA are unlikely to call you out of the blue with an offer to buy or sell shares.
■ Do not get into conversation, note the name and firm contacting you and hang up.

For more information please visit the warning to shareholders page at www.aviva.com/investor-relations/shareholder-services/ordinary-shareholders

Contact details

Ordinary and preference shares - Computershare Investor Services Plc
For any queries regarding your shareholding, or to advise of changes to your personal details, please contact our Registrar, Computershare:

By telephone: 0871 495 0105
Lines are open from 8.30am to 5pm (UK time), Monday to Friday (excluding public holidays).
Please call +44 117 378 8361 if calling from outside the UK.

By email: avivaSHARES@computershare.co.uk

In writing: Computershare Investor Services Plc,
The Pavilions, Bridgwater Road, Bristol BS99 6ZZ

American Depositary Receipts (ADRs) - Citibank
For any queries regarding Aviva ADRs, please contact Citibank Shareholder Services (Citibank):

By telephone: 1 877 248 4237 (1 877-CITI-ADR), or +1 781 575 4555 if you are calling from outside the US. (Lines are open from 8.30am to 6.00pm, Monday to Friday US Eastern Standard Time).

By email: citibank@shareholders-online.com

In writing: Citibank Shareholder Services,
PO Box 43077, Providence, Rhode Island 02940-3077 USA

Please visit www.citi.com/dr for further information about Aviva's ADR programme.

Group Company Secretary
Shareholders may contact the Group Company Secretary as follows:

By email: aviva.shareholders@aviva.com

In writing: Kirstine Cooper, Group Company Secretary, St Helen's, 1 Undershaft, London EC3P 3DQ

By telephone: +44 (0)20 7283 2000

Useful links for shareholders

Online Shareholder Services Centre www.aviva.com/shareholders

Dividend information for ordinary shares
www.aviva.com/dividends

Annual General Meeting information
www.aviva.com/agm

Aviva share price
www.aviva.com/shareprice

ADR holders
www.aviva.com/adr

Aviva preference shareholders
www.aviva.com/preferenceshares

Aviva preference share price
www.londonstockexchange.com

Aviva reports information
(Annual report and accounts; Strategic Report; 20F)
www.aviva.com/reports

Do you receive duplicate documents?
A number of shareholders still receive duplicate documentation and split dividend payments as a result of having more than one account on the Aviva Register of Members. If you think you fall into this group and would like to combine your accounts, please contact Computershare.

End of part 5 of 5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 07 August, 2014
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary